                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Interim Report at September 30, 2013

Contents

Interim  Management Report

Interim Management Report

3

The Telecom Italia Group

3

Key Operating and Financial Data - Telecom Italia Group

5

Highlights — First Nine Months of 2013

5

Consolidated Operating Performance

6

Consolidated Operating Performance for the Third Quarter of 2013

13

Key Operating and Financial Data –  The Business Units of the Telecom Italia Group

14

Interim Condensed Consolidated Financial Statements – Telecom Italia Group

39

Events Subsequent to September 30, 2013

51

Business Outlook for the Year 2013

51

Key commercial developments in the Group’s Business Units

53

Principal changes in the regulatory framework

58

Corporate Boards at September 30, 2013

64

Macro-Organization Chart – Telecom Italia Group at September 30, 2013

67

Information for Investors

68

Significant Non Recurring Events and Transactions

72

Positions or transactions resulting from atypical and/or unusual operations

72

Alternative Performance Measures

73

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2013  74

Contents

75

Consolidated Statements of Financial Position

76

Separate Consolidated Income Statements

78

Consolidated Statements of Comprehensive Income

79

Consolidated Statements of Changes in Equity

80

Consolidated Statements of Cash Flows

82

Notes to the Condensed Consolidated Financial Statements

84

Auditors’ Report on the Review of the Interim Condensed Consolidated Financial Statements

130

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

131

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language version prevails.

Interim Management Report

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, the Mediterranean and South America).

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

BRAZIL

The Brazil Business Unit (Tim Brasil group) offers services using UMTS and GSM technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

ARGENTINA

The Argentina Business Unit (Sofora - Telecom Argentina group) operates in Argentina and Paraguay. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand), and in Paraguay it operates in mobile telecommunications through the company Núcleo.

Sofora Telecomunicaciones S.A. (Sofora) • Nortel Inversora S.A. – Telecom Argentina S.A. – Telecom Argentina USA Inc. – Telecom Personal S.A. – Núcleo S.A. (Paraguay)

MEDIA
Media operates in the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms.	Telecom Italia Media S.p.A. • TI Media Broadcasting S.r.l. (network operator)

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A. • Advalso S.p.A. • Olivetti I-Jet S.p.A. • European Affiliates

Board of Directors

Deputy Chairman	Aldo Minucci
Chief Executive Officer	Marco Patuano
Directors	César Alierta Izuel
Tarak Ben Ammar
Lucia Calvosa (independent)
Massimo Egidi (independent)
Jean Paul Fitoussi (independent)
Gabriele Galateri di Genola
Julio Linares López
Gaetano Micciché
Renato Pagliaro
Angelo Provasoli (independent)
Mauro Sentinelli (independent)
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti Fabrizio Riccardo Di Giusto

Key Operating and Financial Data - Telecom Italia Group

Highlights — First Nine Months of 2013

As previously noted in the first half of 2013, the third quarter also continued to be affected by the fragility of the domestic economic framework and by a reduction in economic growth in Latin American countries. Along with the unfavorable economic scenario, in Italy the competitive scenario worsened (with sharp pressure on prices), particularly in the Mobile Consumer market, which showed initial signs of cooling off only in the last period. In that period, also to defend its customer base, the Company positioned itself on the market with highly competitive deals, investing a portion of profits to clear the way for defense and net acquisition of customers, also using innovative convergent fixed-mobile deals. Results were also affected by the adverse impact of several regulatory trends and factors, specifically concerning rates for wholesale access to the network.

Although the overall conditions for the remainder of the year continue to appear challenging, the Company expects a gradual easing of competitive pressure, particularly on Mobile prices, and a more stable regulatory framework. In this context, Telecom Italia is implementing significant actions, including long-term actions, to increase operating efficiency and safeguard the deleverage objective, without, however, impacting the level of innovative capital expenditure, both in the fixed and mobile markets. This will also be achieved by developing an industrial plan which, as a result of careful selection of investment projects and structural actions on the Group's organization, will lead the Group towards greater economic-financial stability. In this context, the business outlook for the entire year 2013 is confirmed as previously announced in the Half-Year Financial Report at June 30, 2013.

Specifically, in terms of the final results of the first nine months of 2013, the following is noted:

•

Consolidated revenues dropped year-on-year (-2.1% in organic terms) to 20.4 billion euros, while EBITDA fell to 7.9 billion euros, down 10.5% (-6.9% in organic terms). Organic revenues for the third quarter 2013 decreased by 1.1% compared to the same period of 2012.

•

In organic terms, Operating Profit (EBIT) decreased by 12.8% compared to the first nine months of 2012. In reported terms, EBIT in the first nine months of 2013 came to 1.8 billion euros, also as a result of a goodwill impairment loss for Core Domestic totaling 2.2 billion euros, already recognized in the Half-Year Financial Report at June 30, 2013. In organic terms, operating profit for the third quarter 2013 decreased by 12.5% compared to the same period of 2012.

•

Profit (loss) for the period attributable to Owners of the Parent showed a loss of 0.9 billion euros. Excluding the impact of the aforementioned goodwill impairment loss, profit for the period would have been 1.3 billion euros (profit of 1.9 billion euros in the first nine months of 2012).

•

Adjusted Net Financial Debt came to 28.2 billion euros at the end of September 2013, substantially in line with the figure at the end of 2012, and down by 584 million euros in the third quarter of 2013 alone and by 1.26 billion euros compared to September 30, 2012.

Financial Highlights

(millions of euros)		3rd Quarter	3rd Quarter	1/1 - 9/30	1/1 - 9/30	% Change
		2013	2012	2013	2012	Reported	Organic
				(a)	(b)	(a/b)

Revenues		6,629	7,268	20,389	22,061	(7.6)	(2.1)
EBITDA	(1)	2,697	3,001	7,933	8,860	(10.5)	(6.9)
EBITDA Margin		40.7%	41.3%	38.9%	40.2%	(1.3) pp
Organic EBITDA Margin		40.7%	43.3%	39.5%	41.5%	(2.0) pp
EBIT before goodwill impairment loss		1,481	1,691	4,021	4,890	(17.8)
Goodwill impairment loss		−	−	(2,187)	−	-
EBIT	(1)	1,481	1,691	1,834	4,890	(62.5)	(12.8)
EBIT Margin		22.3%	23.3%	9.0%	22.2%	(13.2) pp
Organic EBIT Margin		22.3%	25.2%	20.8%	23.3%	(2.5) pp
Profit (loss) for the period attributable to owners of the Parent		505	696	(902)	1,938
Capital expenditures (CAPEX)		1,260	1,111	3,453	3,380	2.2
				9/30/2013	9/30/2012	12/31/2012
Adjusted net financial debt	(1)			28,229	29,485	28,274
Change on 9/30/2013					(1,256)	(45)

(1)

Details are provided under “Alternative Performance Measures”.

Consolidated Operating Performance

Revenues

Revenues amounted to 20,389 million euros for the first nine months of 2013, down by 7.6% on the first nine months of 2012 (22,061 million euros). The drop of 1,672 million euros was substantially attributable to the Domestic (-1,344 million euros) and Brazil (-315 million euros) Business Units, whereas the Argentina Business Unit recorded growth (+48 million euros). The Latin American Business Units were particularly impacted by the weakness in exchange rates, which resulted in a reduction – in terms of average rates – of approximately 14% for the Brazilian real and approximately 22% for the Argentine peso over 12 months. The organic change in consolidated revenues showed a decrease of 2.1% (-446 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of the change in exchange rates(1), totaling -1,178 million euros, mainly relating to the Brazil Business Unit (-673 million euros) and the Argentina Business Unit (-499 million euros);

•

the effect of the change in the scope of consolidation (-57 million euros) resulting from the sale of the company Matrix S.p.A. (Other Operations) on October 31, 2012, of La7 S.r.l. (Media) on April 30, 2013 and of MTV Italia S.r.l. with its wholly-owned subsidiary MTV Pubblicità S.r.l. (Media) on September 12, 2013;

•

the effect of lower revenues, down by 9 million euros, recorded in the first nine months of 2012, following the closing of commercial disputes with other operators.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1/1 - 9/30/2013		1/1 - 9/30/2012		Change
		% of total		% of total	amount	%	% organic

Domestic	12,069	59.2	13,413	60.8	(1,344)	(10.0)	(10.0)
Core Domestic	11,403	55.9	12,701	57.6	(1,298)	(10.2)	(10.3)
International Wholesale	935	4.6	1,050	4.8	(115)	(11.0)	(10.4)
Brazil	5,280	25.9	5,595	25.4	(315)	(5.6)	7.3
Argentina	2,852	14.0	2,804	12.7	48	1.7	23.7
Media, Olivetti and Other Operations	282	1.4	402	1.8	(120)
Adjustments and Eliminations	(94)	(0.5)	(153)	(0.7)	59
Consolidated Total	20,389	100.0	22,061	100.0	(1,672)	(7.6)	(2.1)

The Domestic Business Unit (divided into Core Domestic and International Wholesale) recorded a decline of 1,347 million euros (-10.0%) in organic Revenues for the first nine months of 2013, compared to the corresponding period of 2012.

This performance was impacted by several significant regulatory factors, such as the entry into force of the new mobile termination rates (MTR), which, from July 2013, entail an additional 61% reduction to 0.98 euro cents from the 2.5 euro cents in force in the same period of the previous year. This impact, added to the decrease in the first half of 2013 (1.5 euro cents compared to 5.3 euro cents in the same period of 2012), generated a negative impact on the income statement of -303 million euros (-358 million euros just on Mobile revenues). Furthermore, the decisions of AGCom in July 2013 regarding copper network access rates resulted in an additional negative impact of -85 million euros compared to the same period of 2012. Indeed, Telecom Italia, with retroactive effect as of January 1, 2013, has applied the values contained in the two tables in the measures on rates for 2013 relating to wholesale access fees for the copper network (Local Loop Unbundling, naked bitstream and shared bitstream services). Telecom Italia believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and has provided the European Commission with its comments. If these decisions are confirmed, Telecom Italia will lodge an appeal with the competent legal forums.

The performance and results of the domestic market were also affected by the worsening of the macroeconomic scenario and a much more competitive scenario, especially in Mobile services.

In detail:

•

Organic revenues from services amounted to 11,612 million euros, down 10.2% compared to the corresponding period of 2012. Specifically, revenues from services in the Mobile business came to 3,884 million euros (4,681 million euros in the same period of 2012) a decrease of 797 million euros (-17.0% compared to 2012). Revenues from services in the Fixed-line business came to 8,684 million euros (9,399 million euros in the same period of 2012), and were down 715 million euros (-7.6% compared to 2012);

•

Products recorded revenues of 457 million euros, in decline compared to the same period of 2012 (486 million euros). This negative trend is mainly attributable to Fixed-line products (corded phones, PCs, routers, etc.), as a result of a contraction in the market, as well as a more selective commercial strategy to defend the profit base.

With regard to the Brazil Business Unit, revenues grew 7.3% in the first nine months of 2013 (in organic terms) compared to the corresponding period of the prior year. Revenues from services continued the positive trend (+2.1% compared to the first nine months of 2012), driven by the growth of the customer base (reaching approximately 72.9 million lines at September 30, 2013, an increase of 3.6% compared to December 31, 2012). Handset revenues also showed a positive trend (+45.2% compared to the first nine months of 2012).

As for the Argentina Business Unit, organic revenues gained 23.7% compared to the first nine months of 2012 (+547 million euros). In particular, mobile business revenues recorded growth of 26.7%, while the fixed-line segment, which is coming out of a decade of partially blocked regulated rates, grew by 15.8% year-on-year.

A detailed analysis of revenue performance by individual Business Unit is provided in the section “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA came to 7,933 million euros, down 927 million euros (-10.5%) compared to the first nine months of 2012, with an EBITDA margin of 38.9% (40.2% in the first nine months of 2012). In organic terms, EBITDA fell by 596 million euros (-6.9%) year-on-year, while the EBITDA margin was down 2 percentage points, from 41.5% in the first nine months of 2012 to 39.5% in the first nine months of 2013. The drop in the margin was due to a higher percentage of revenues from South America, where margins are lower than those of the Domestic Business Unit.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1/1 - 9/30/2013		1/1 - 9/30/2012		Change
		% of total		% of total	amount	%	% organic

Domestic	5,861	73.9	6,696	75.6	(835)	(12.5)	(10.9)
EBITDA Margin	48.6		49.9			(1.3) pp	(0.4) pp
Brazil	1,326	16.7	1,460	16.5	(134)	(9.2)	2.0
EBITDA Margin	25.1		26.1			(1.0) pp	(1.3) pp
Argentina	796	10,0	825	9.3	(29)	(3.5)	17.5
EBITDA Margin	27.9		29.4			(1.5) pp	(1.5) pp
Media, Olivetti and Other Operations	(43)	(0.5)	(118)	(1.4)	75
Adjustments and Eliminations	(7)	(0.1)	(3)	−	(4)
Consolidated Total	7,933	100.0	8,860	100.0	(927)	(10.5)	(6.9)
EBITDA Margin	38.9		40.2			(1.3) pp	(2.0) pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services (9,080 million euros; 9,676 million euros in the first nine months of 2012). The reduction of 596 million euros was mainly due to the Domestic Business Unit, which saw a decrease of 488 million euros compared to the first nine months of 2012, largely attributable to lower amounts payable to other operators and to the Brazil Business Unit (-85 million euros, including a negative exchange rate effect of 410 million euros), while the Argentina Business Unit grew (+26 million euros, including a negative exchange rate effect of 230 million euros).

•

Employee benefits expenses (2,769 million euros; 2,901 million euros in the first nine months of 2012).

These decreased by 132 million euros. The change was influenced by:

–

a 149 million euros decrease in employee benefits expenses in Italy, primarily due to lower ordinary personnel costs and charges, which fell by 114 million euros, and the exit of Matrix, La7, MTV Italia and MTV Pubblicità from the Group's scope of consolidation, which resulted in a decrease of 40 million euros in costs.

This decrease was offset by higher restructuring expenses for a total of 5 million euros. At September 30, 2013 these expenses amounted to a total of 21 million euros, and were recognized as a result of the framework agreement signed by the Parent with the trade unions on March 27, 2013. Of these expenses, 18 million euros pertain to the Parent, 2 million euros to TI Information Technology and 1 million euros to TI Sparkle. At September 30, 2012 these expenses amounted to 16 million euros and were recognized following the agreements signed with the trade unions of Olivetti I-Jet and its subsidiary Olivetti Engineering SA aimed at managing excess staff of the company placed in liquidation;

–

a 17 million euros increase in employee benefits expenses in our businesses outside Italy, connected with the growth in the average workforce, which rose by 685 employees mainly due to the Brazil and Argentina Business Units.

•

Other operating expenses (1,359 million euros; 1,339 million euros in the first nine months of 2012).

These increased by 20 million euros compared to the first nine months of 2012.

This increase was primarily attributable to the Domestic Business Unit (+54 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority (AGCM) – challenged by Telecom Italia – relating to the A428 proceedings) and to the Argentina Business Unit (+63 million euros, including a negative exchange rate effect of 54 million euros), only partly offset by the reduction in other operating expenses of the Brazil Business Unit (-70 million euros, including a negative exchange rate effect of 67 million euros).

In detail:

–

writedowns and expenses in connection with credit management (324 million euros; 393 million euros in the first nine months of 2012) include 215 million euros relating to the Domestic Business Unit (249 million euros in the first nine months of 2012), 70 million euros to the Brazil Business Unit (81 million euros for the first nine months of 2012) and 32 million euros to the Argentina Business Unit (38 million euros in the first nine months of 2012);

–

provision charges (100 million euros; 107 million euros in the first nine months of 2012) include 61 million euros relating to the Brazil Business Unit (67 million euros in the first nine months of 2012), 27 million euros to the Argentina Business Unit (13 million euros in the first nine months of 2012) and 11 million euros to the Domestic Business Unit (15 million euros in the first nine months of 2012);

–

telecommunications operating fees and charges (427 million euros; 480 million euros in the first nine months of 2012) include 326 million euros relating to the Brazil Business Unit (380 million euros for the first nine months of 2012), 55 million euros to the Argentina Business Unit (54 million euros in the first nine months of 2012) and 44 million euros relating to the Domestic Business Unit (45 million euros in the first nine months of 2012);

–

sundry expenses, amounting to 143 million euros (34 million euros in the first nine months of 2012) mainly relate to the Domestic Business Unit and include 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Depreciation and amortization

Details are as follows:

(millions of euros)	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012

Amortization of intangible assets with a finite useful life	1,663	1,611	52
Depreciation of property, plant and equipment – owned and leased	2,150	2,366	(216)
Total	3,813	3,977	(164)

The reduction in overall depreciation and amortization was attributable to the Domestic Business Unit (-49 million euros) as a result of the decrease in depreciation of tangible assets, which was offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE frequencies (+50 million euros). The overall reduction was also impacted by the Brazil (-56 million euros) and Argentina (-27 million euros) Business Units, which, however, included negative exchange rate effects of 94 million euros and 80 million euros respectively. Net of this exchange rate effect, depreciation and amortization would have increased by +38 million euros for the Brazil Business Unit and +53 million euros for the Argentina Business Unit.

Gains (losses) on disposals of non-current assets

This item shows a loss of 74 million euros, mainly consisting of the realized loss, including incidental costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013, after authorization for the sale was received, as required by law.

The overall impact of the sale, considering the performance of La7 S.r.l. up until the transaction date, is approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount already considers the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013.

This charge was offset by net capital gains on non-current assets totaling 26 million euros, mainly relating to the sale of a property by the Brazilian company Telecom Italia Latam Participações e Gestão Administrativa Ltda for 48 million reais (approximately 17 million euros) and 3 million euros (including incidental costs) relating to the finalization of the sale of the controlling stake (51%) held in MTV Italia S.r.l to Viacom International Media Networks (VIMN) on September 12, 2013.

In the first nine months of 2012 the item amounted to a positive 10 million euros and was represented by net gains on disposals of non-current assets, principally referring to the Domestic Business Unit.

Impairment reversals (losses) on non-current assets

In the first nine months of 2013, these amounted to 2,212 million euros, and mainly referred to the impairment loss of 2,187 million euros on goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit.

During the third quarter of 2013, there were no events, circumstances or changes in key variables such as to require updating of the impairment test. Moreover, in the first half of 2013 the Group performed a goodwill impairment test and the results of that test are reflected in the above-mentioned goodwill impairment loss allocated to the Core Domestic CGU.

In the third quarter of 2013 the negative difference between the stock market capitalization and equity did not constitute a new indicator for prompting an impairment test. This was also the case for the other internal indicators, consisting of performance of the Telecom Italia Group's ordinary operations for the third quarter of 2013, which was substantially in line with the targets announced to the market and used as the basis for the impairment test at June 30, 2013.

The impairment test will be conducted for the annual financial statements at December 31, 2013, on the basis of the flows anticipated from the new 2014 - 2016 Industrial Plan and the information available from the market.

This item also includes impairment losses on non-current assets of 172 million pesos (approximately 25 million euros) for the Argentina Business Unit, relating to tangible assets and connected IT systems in several business projects and IT platforms that the company decided to abandon.

In the first nine months of 2012 this item amounted to 3 million euros and was mainly attributable to the Olivetti Business Unit.

EBIT

EBIT amounted to 1,834 million euros (4,890 million euros in the first nine months of 2012) and was impacted by the above-mentioned goodwill impairment loss of 2,187 million euros on the Domestic business.

Organic EBIT came to 4,238 million euros, down 623 million euros (-12.8%) compared to the first nine months of 2012, with an EBIT margin of 20.8% (23.3% in the first nine months of 2012).

Finance income (expenses)

Finance income (expenses) shows net expenses of 1,461 million euros (net expenses of 1,400 million euros in the first nine months of 2012), an increase of 61 million euros year-on-year.

The increase in expenses is linked to the trend in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement), which were offset by the positive effect, of approximately 45 million euros, resulting from the application of the new accounting standard IFRS 13. As this standard requires the reflection of the risk of failure by Telecom Italia and its bank counterparts in measuring certain financial items at fair value, its introduction generated a positive effect on the Group, as the debt positions in the derivatives portfolio, that are higher than the credit positions, are reduced in order to reflect this risk.

Lastly, from January 1, 2013, finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses for LTE mobile frequencies have no longer been capitalized as the assets to which they refer have entered into use during the period.

Income tax expense

The item totaled 980 million euros, down 241 million euros on the first nine months of 2012, largely due to the smaller taxable base of the Parent Telecom Italia.

Profit (loss) from discontinued operations/non-current assets held for sale

This item reported a loss of 6 million euros, referring to net charges for transactions in prior years.

Profit (loss) for the period

Profit (loss) for the period breaks down as follows:

(millions of euros)	1/1 - 9/30	1/1 - 9/30
	2013	2012

Profit (loss) for the period	(611)	2,263
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(896)	1,938
Profit (loss) from discontinued operations/non-current assets held for sale	(6)	−
Profit (loss) for the period attributable to owners of the Parent	(902)	1,938
Non-controlling interests:
Profit (loss) from continuing operations	291	325
Profit (loss) from discontinued operations/non-current assets held for sale	−	−
Profit (loss) for the period attributable to non-controlling interests	291	325

Consolidated Operating Performance for the Third Quarter of 2013

(millions of euros)	3rd Quarter	3rd Quarter	Change (a-b)
	2013	2012
	(a)	(b)	amount	%	% organic

Revenues	6,629	7,268	(639)	(8.8)	(1.1)
EBITDA	2,697	3,001	(304)	(10.1)	(7.1)
EBITDA Margin	40.7%	41.3%	(0.6) pp
Organic EBITDA Margin	40.7%	43.3%	(2.6) pp
EBIT	1,481	1,691	(210)	(12.4)	(12.5)
EBIT margin	22.3%	23.3%	(1.0) pp
Organic EBIT margin	22.3%	25.2%	(2.9) pp
Profit (loss) before tax from continuing operations	969	1,206	(237)	(19.7)
Profit (loss) from continuing operations	622	807	(185)	(22.9)
Profit (loss) from discontinued operations/non-current assets held for sale	(9)	−	(9)
Profit (loss) for the period	613	807	(194)	(24.0)
Profit (loss) for the period attributable to owners of the Parent	505	696	(191)	(27.4)

Revenues

Consolidated revenues for the third quarter of 2013 decreased by 639 million euros compared with the third quarter of 2012 (-8.8%). In organic terms, the decrease was 1.1%. This change was the result of the shrinkage in the domestic area (-9.1% in organic terms compared to the same period of the prior year), only partly offset by the positive performance of the Brazil and Argentina Business Units, which generated increases in organic terms of 7.6% and 26% respectively.

EBITDA

Consolidated EBITDA for the third quarter of 2013 was down 304 million euros (-10.1%) year-on-year. In organic terms, the decrease was 7.1%, essentially attributable to the Domestic Business Unit. The Reported EBITDA margin was 40.7%, 0.6 percentage points lower than the third quarter of 2012 (41.3%). The organic EBITDA margin, instead, was down 2.6 percentage points to 40.7% (43.3% in the third quarter of 2012).

EBIT

Consolidated EBIT for the third quarter of 2013 came to 1,481 million euros, down 210 million euros compared with the same three months in the prior year (-12.4%). Organic Consolidated EBIT decreased 12.5%. The Reported EBIT margin was 22.3% in the third quarter of 2013, one percentage point lower than the third quarter of 2012 (23.3%). The organic EBIT margin, amounting to 22.3% (25.2% in the third quarter of 2012), instead, was 2.9 percentage points lower.

Profit (loss) for the period attributable to owners of the Parent

The profit for the third quarter of 2013 attributable to owners of the Parent was 505 million euros, down 191 million euros (-27.4%) compared with the third quarter of 2012.

Key Operating and Financial Data –
The Business Units of the Telecom Italia Group

Domestic

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	3,965	4,365	12,069	13,413	(9.2)	(10.0)	(10.0)
EBITDA	2,037	2,290	5,861	6,696	(11.0)	(12.5)	(10.9)
EBITDA Margin	51.4	52.5	48.6	49.9	(1.1)pp	(1.3)pp	(0.4)pp
EBIT	1,179	1,407	1,032	4,012	(16.2)	(74.3)	(16.6)
EBIT Margin	29.7	32.2	8.6	29.9	(2.5)pp	(21.3)pp	(2.2)pp
Headcount at period-end (number)			52,903	(*) 53,224		(0.6)

 (*) Headcount at December 31, 2012.

Fixed

	9/30/2013	12/31/2012	9/30/2012
Physical accesses at period-end (thousands)(1)	20,536	21,153	21,195
of which Retail physical accesses at period-end (thousands)	13,372	13,978	14,133
Domestic BU broadband accesses at period-end (thousands) (2)	8,732	8,967	8,992
of which Retail broadband accesses at period-end (thousands)	6,892	7,020	7,030
Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.8	114.5	112.6
access and carrier network in optical fiber (millions of km - fiber)	6.3	5.7	4.9
Total traffic:
Minutes of traffic on fixed-line network (billions)	67.1	101.8	76.4
Domestic traffic	57.0	85.9	64.5
International traffic	10.1	15.9	11.9
DownStream and UpStream traffic volumes (PBytes)	1,842	2,202	1,598

(1)

Excludes full-infrastructured OLOs and WIMAX.

(2)

Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

Mobile (1)

	9/30/2013	12/31/2012	9/30/2012
Number of lines at period-end (thousands)	31,554	32,159	32,123
Change in lines (%, compared with 12/31 prev. year)	(1.9)	(0.2)	(0.3)
Churn rate (%) (2)	23.1	26.6	19.5
Total average outgoing traffic per month (millions of minutes)	3,549	3,664	3,667
Total average outgoing and incoming traffic per month (millions of minutes)	5,003	4,921	4,904
Mobile browsing volumes (PBytes) (3)	72.3	93.1	69.2
Average monthly revenues per line (in euros) (4)	13.1	15.5	15.7

(1)

As announced in the Half-Year Financial Report at June 30, 2013, the Company set up a specific working group to verify and update the framework of rules (“Guidelines”) that govern the reasons for rechargeable SIM card extensions, with specific regard to additional reasons with respect to the top-up. The working group established that the only general criterion that could result in the extension of the life of SIM cards concern sales or after-sales marketing cases, explicitly requested by the customer (free of charge or for-pay), or events resulting in charges to the cards. In application of this criterion, the Guidelines and internal procedures relating to the SIM card extensions were updated.

Based on this general criterion, approximately 470,000 rechargeable SIM cards were identified that were still valid at September 30, 2013 because they had been extended as a result of cases not compliant with the new Guidelines. The Company defined the methods and timeframes for the regularization of these cards (including deactivation), which will be completed by the end of the first quarter of 2014.

Specific monitoring activities will also be set up to check if there are additional rechargeable SIM cards that may be subject to automatic extensions that do not comply with the new Guidelines.

(2)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)

National traffic excluding roaming.

(4)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating Units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

–

Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

–

Business: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

–

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–

Other (Support Structures): includes:

–

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

–

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results of the Domestic Business Unit for the third quarter and first nine months of 2013, overall and by customer segment/business area, compared with the corresponding periods of 2012 are shown in the following tables.

Core Domestic

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	3,716	4,131	11,403	12,701	(10.0)	(10.2)	(10.3)
Consumer	1,948	2,153	5,960	6,585	(9.5)	(9.5)	(9.5)
Business (1)	1,258	1,408	3,885	4,421	(10.7)	(12.1)	(12.1)
National Wholesale	467	521	1,430	1,556	(10.4)	(8.1)	(8.6)
Other	43	49	128	139	(12.2)	(7.9)	(7.9)
EBITDA	1,984	2,235	5,715	6,544	(11.2)	(12.7)	(11.1)
EBITDA Margin	53.4	54.1	50.1	51.5	(0.7) pp	(1.4) pp	(0.4) pp
EBIT	1,148	1,376	955	3,932	(16.6)	(75.7)	(17.0)
EBIT Margin	30.9	33.3	8.4	31.0	(2.4) pp	(22.6) pp	(2.3) pp
Headcount at period-end (number)			52,148	(*) 52,289		(0.3)

(*)

Headcount at December 31, 2012.

(1)

Includes Top customers revenues as of January 1, 2013. Figures for the periods under comparison have been restated accordingly.

International Wholesale

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	339	341	935	1,050	(0.6)	(11.0)	(10.4)
of which third party	254	241	679	741	5.4	(8.4)	(7.6)
EBITDA	55	58	151	161	(5.2)	(6.2)	(3.2)
EBITDA Margin	16.2	17.0	16.1	15.3	(0.8) pp	0.8 pp	1.3 pp
EBIT	29	31	74	81	(6.5)	(8.6)	(3.8)
EBIT Margin	8.6	9.1	7.9	7.7	(0.5) pp	0.2 pp	0.5 pp
Headcount at period-end (number)			755	(*) 935		(19.3)

(*)

Headcount at December 31, 2012.

Revenues

In a negative economic scenario – worse than expectations, which forecast a recovery during the year – and a market environment, especially in the first few months of the year, of stiff competition with accelerating price reductions (particularly in the Mobile business and traditional services), the decline in revenues was also significantly influenced by several additional regulatory changes.

Specifically, revenues were affected by the entry into force as of July 1, 2013 of new mobile termination rates (MTR), which are 35% lower than the rates applicable in the first half of 2013 and 61% lower than those applicable in the same period of 2012 (0.98 euro cents per minute versus 2.5 euro cents in the second half of 2012, and 1.5 euro cents in the first half of 2013), with an overall negative impact of 303 million euros (-358 million euros in the Mobile business). Furthermore, the recent decisions of AGCom regarding copper network access rates resulted in an additional negative impact of 85 million euros compared to the first nine months of 2012. In the actual figures of the first nine months of 2013, Telecom Italia applied, with retroactive effect as of January 1, 2013, the values set forth in the two tables of the measures on rates for 2013 (published in July 2013) to wholesale access rates for the copper network (Local Loop Unbundling, naked bitstream and shared bitstream services). Telecom Italia also believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and has provided the European Commission with its comments. If these decisions are confirmed, Telecom Italia will lodge an appeal with the competent legal forums.

Excluding the aforementioned impact of the reduction in mobile termination rates and the change in rates for wholesale access to the network, the performance would have been -7.1% on the first nine months of 2012, with a more or less stable trend in the third quarter (-7.2% compared with -7.3 % in the first half of 2013).

In this context, the organic change in the first nine months of 2013 on the same period of the prior year saw a decrease of 10.0%, with a slight improvement in the last quarter (-9.1% in the third quarter compared with -10.5% in the first half of 2013), mainly attributable to the lessening of the impact of the above-mentioned reduction in termination rates (MTR).

The trend of falling revenues was primarily due to the decline in revenues from traditional services, which were only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet in the Consumer segment.

In detail:

•

Consumer: revenues for the Consumer segment for the first nine months of 2013 amounted to a total of 5,960 million euros, decreasing 625 million euros compared with the same period of 2012 (-9.5%). Nonetheless, the decline compared with the previous periods slowed in the third quarter (-8.9% in the first quarter of 2013, -10.1% in the second quarter of 2013), mainly due to the weaker impact of the reduction in mobile termination rates revenues (MTR) and - to a lesser extent - the improvement in the commercial and competitive performance in the Mobile segment. However, the latter still showed a sharp decline in revenues due to strong competition and the resulting pressure on prices and churn rates, which were particularly strong in the first half of 2013. The decrease in revenues for the first nine months of the year was mainly attributable to revenues from Mobile services (-546 million euros, -16.8%), particularly traditional voice services (-503 million euros, comprising 266 million euros also attributable to the reduction in MTR) and Messaging services (-67 million euros), only partially offset by the development of Mobile Internet revenues (+43 million euros). The Fixed-line business also decreased, by -123 million euros (-3.9%) on the first nine months of 2012, again due to traditional voice services (-147 million euros), as a result of the decline in the number of accesses and the reduction in traffic usage, only slightly offset by the growth in Broadband services (+25 million euros);

•

Business: revenues for the Business segment in the first nine months of 2013 totaled 3,885 million euros, representing a fall of 536 million euros (-12.1%) compared to the corresponding period of 2012. The decline was largely due to revenues from services (-517 million euros, -12.3%), which fell by -266 million euros in the Mobile segment (-20.4%) and by -273 million euros (-9.2%) in the Fixed-line segment. Specifically, in the Mobile segment this decline was attributable to the downturn in revenues from voice traffic, as a result of the dilution of ARPU revenues, of the above-mentioned reduction in mobile termination rates (-93 million euros) and, only very slightly, of the loss of human customer base (-0.2% compared with the same period of 2012). On the other hand, the Fixed-line business continued to feel the effects of the cooling of demand, due to the economic recession and the contraction in prices on the more traditional voice and data services. Both in the Mobile and Fixed-line segments, this trend showed initial signs of easing in the last quarter, which saw a recovery (-10.7% compared with -12.8% in the first half of 2013);

•

National Wholesale: revenues for the Wholesale segment in the first nine months of 2013 totaled 1,430 million euros, down 126 million euros (-8.1%) compared to the same period of 2012, entirely attributable to the regulatory price reductions on LLU, Bitstream, Wholesale Line Rental access and termination.

International Wholesale Revenues

International Wholesale revenues in the first nine months of 2013 totaled 935 million euros, down 115 million euros (-11%) year-on-year. The decline involved Voice services in particular (-84 million euros, -11%), following the annual review of bilateral accords and transit arrangements, which resulted in the decision to focus on renewing agreements offering higher margins. Revenues from IP/Data services were down (-18 million euros, -8%) mainly in the captive market segment. Despite the overall increase in total bandwidth sold, the market also suffered from an increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the Multinational Companies business segment (-16 million euros, -26%). However, it should be noted that, compared to previous periods, revenues for the third quarter of 2013 showed a significant recovery over the corresponding period of 2012 (-0.6% compared with -13.5% in the second quarter of 2013 and -18.4% in the first quarter of 2013).

The continuous attention to traffic margins, as well as the cost-cutting measures generated an EBITDA in the first nine months of 2013 of 151 million euros. Though this figure was down in absolute value (-10 million euros), it showed an increase in profitability of 0.8 percentage points compared with the first nine months of 2012.

EBITDA

EBITDA of the Domestic Business Unit was 5,861 million euros for the first nine months of 2013, down 835 million euros compared with the first nine months of 2012 (-12.5%). The EBITDA margin came to 48.6%, down slightly by -1.3 percentage points year-on-year. EBITDA was impacted by the contraction in revenues from services (-1,315 million euros, -394 million euros in the third quarter) and by the Antitrust penalty under the A428 proceedings (84 million euros), offset only in part by the reduction in the portion of revenues due to other operators (primarily attributable to the reduction in termination rates) and efficiency improvements achieved by selective control and containment of operating expenses.

Organic EBITDA in the first nine months of 2013 amounted to 5,982 million euros (-729 million euros or -10.9% compared with the first nine months of 2012), with an organic EBITDA margin of 49.6%, substantially in line with the same period of the previous year (-0.4 percentage points). Without the reduction in rates for wholesale access to the network, EBITDA would have been down 9.6% (-9.7% in the third quarter).

EBITDA for the third quarter of 2013 was 2,037 million euros, down 253 million euros compared with the corresponding period of 2012 (-11%). In organic terms, the reduction was 249 million euros (-10.9%).

With regard to the change in the main costs, the following is noted:

(millions of euros)	1/1 – 9/30/2013	1/1 - 9/30/2012	Change

Acquisition of goods and services	4,250	4,739	(489)
Employee benefits expenses	2,016	2,103	(87)
Other operating expenses	486	431	55

In particular:

•

acquisition of goods and services fell by 489 million euros (-10.3%) compared to the first nine months of 2012. This reduction was mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates, but also to efficiency measures and cost containment;

•

employee benefits expenses decreased by 87 million euros, from 2,103 million euros in the first nine months of 2012 to 2,016 million euros in the first nine months of 2013. The drop was mainly due to lower ordinary personnel costs, which were offset by expenses for mobility under Law 223/91 totaling 21 million euros, recognized after a framework agreement was reached by the Parent Telecom Italia with trade unions on March 27, 2013;

•

other operating expenses increased by 55 million euros compared to the same period of 2012. These included 84 million euros relating to the estimate of the charges for the fine imposed by the

Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio. This effect was however partly offset by the reduction in expenses in connection with credit management (-34 million euros compared to the first nine months of 2012), mainly attributable to the reduction in credits sold.

Details of other operating expenses are shown in the table below:

(millions of euros)	1/1 – 9/30/2013	1/1 - 9/30/2012	Change

Write-downs and expenses in connection with credit management	215	249	(34)
Provision charges	11	15	(4)
Telecommunications operating fees and charges	44	45	(1)
Indirect duties and taxes	80	76	4
Sundry expenses	136	46	90
Total	486	431	55

EBIT

EBIT amounted to 1,032 million euros in the first nine months of 2013, down 2,980 million euros compared to the same period of 2012 (4,012 million euros). This figure was driven down in particular by the goodwill impairment loss on the Domestic Cash Generating Unit of 2,187 million euros, recognized in the Half-Year Financial Report at June 30, 2013, recognized on the basis of the impairment test results.

In organic terms, calculated excluding in particular the aforementioned goodwill impairment loss, EBIT came to 3,340 million euros in the first nine months of 2013, down 667 million euros (-16.6%) compared to the same period of 2012 (4,007 million euros). The EBIT margin decreased from 29.9% in the first nine months of 2012 to 27.7% in the first nine months of 2013.

EBIT for the third quarter of 2013 was 1,179 million euros, down 228 million euros compared with the corresponding period of 2012 (-16.2%). In organic terms, the reduction was 224 million euros (-15.9%).

Brazil

	(millions of euros)				(millions of Brazilian reais)
	3rd Quarter 2013	3rd Quarter 2012	1/1-9/30 2013	1/1 –9/30 2012	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 - 9/30 2012	% Change
					(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	1,660	1,862	5,280	5,595	5,083	4,722	14,738	13,738	7.6	7.3	7.3
EBITDA	407	473	1,326	1,460	1,249	1,201	3,701	3,586	4.0	3.2	2.0
EBITDA Margin	24.6	25.4	25.1	26.1	24.6	25.4	25.1	26.1	(0.8) pp	(1.0) pp	(1.3) pp
EBIT	183	220	603	680	561	560	1,682	1,670	0.2	0.7	(1.8)
EBIT Margin	11.0	11.9	11.4	12.2	11.0	11.9	11.4	12.2	(0.9) pp	(0.8) pp	(1.1) pp
Headcount at period-end (number)							11,796	(*) 11,622		1.5

(*)

Headcount at December 31, 2012.

	9/30/2013	9/30/2012

Number of lines at period-end (thousands)	72,878	(1)70,362
MOU (minutes/month)(2)	147.4	130.8
ARPU (reais)	18.4	18.8

(1) Number at December 31, 2012.

(2) Net of visitors.

Main financial data

Revenues

Revenues for the first nine months of 2013 amounted to 14,738 million reais, up 1,000 million reais on the same period of 2012 (+7.3%). Revenues from services totaled 12,359 million reais, up 2.1% on 12,100 million reais for the same period of 2012. Revenues from product sales were up from 1,638 million reais in the first nine months of 2012 to 2,379 million reais in the first nine months of 2013 (+45.2%), reflecting the Company’s market penetration with high-end handsets (smartphones/web phones) and tablets as an important lever for the expansion of revenues from data services.

Average Revenues Per User (ARPU) for the first nine months of 2013 fell to 18.4 reais, compared with 18.8 reais in the same period of 2012 (-2.1%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in revenue per user in the voice business, but also the lower mobile operator network interconnection rate.

The total number of lines at September 30, 2013 was 72.9 million, an increase of 3.6% compared with December 31, 2012.

Revenues for the third quarter of 2013 amounted to 5,083 million reais, up 361 million reais on the same period of the prior year (+7.6%). Services grew by 107 million reais (+2.6%) compared with the third quarter of 2012, and growth in revenues from the sale of handsets was 254 million reais (+40.8%) compared with the third quarter of 2012.

EBITDA

EBITDA in the first nine months of 2013 amounted to 3,701 million reais, an improvement of 115 million reais (+3.2%) year-on-year. The increase in EBITDA was driven by higher revenues, mainly relating to VAS, partially offset by higher costs for the acquisition of goods and services and employee benefits expenses. The EBITDA margin was 25.1%, down 1 percentage point compared with the first nine months of 2012. The first nine months of 2012 included non-organic expenses of 42 million reais. Organic EBITDA in the first nine months of 2013 was up 73 million reais on the same period of 2012 (+2.0%). The organic EBITDA margin was 25.1%, down 1.3 percentage points compared to the same period of 2012.

EBITDA in the third quarter of 2013 came to 1,249 million reais, up 48 million reais compared to the same period of 2012 (+4.0%). Organic EBITDA increased by 6 million reais (+0.5%).

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1/1 – 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	3,321	3,405	9,269	8,362	907
Employee benefits expenses	263	257	734	630	104
Other operating expenses	490	560	1,367	1,375	(8)
Change in inventories	(46)	(21)	(127)	(52)	(75)

•

acquisition of goods and services: totaled 9,269 million reais (8,362 million reais for the first nine months of 2012). The 10.8% increase year-on-year (+907 million reais) breaks down as follows:

+687	million reais for purchases referring primarily to product cost;
+181	million reais for external service costs;
+105	million reais for rent and lease costs;
- 66	million reais for the revenues due to other TLC operators;

•

employee benefits expenses: amounted to 734 million reais, increasing 104 million reais compared with the first nine months of 2012 (+16.5%). The average workforce grew from 9,917 employees in the first nine months of 2012 to 10,561 employees in the first nine months of 2013. The percentage of employee benefits expenses to revenues was 5.0%, increasing 0.4 percentage points compared with the first nine months of 2012;

•

other operating expenses amounted to 1,367 million reais, decreasing 0.6% (1,375 million reais over the first nine months of 2012). These expenses consisted of the following:

(millions of Brazilian reais)	1/1 – 9/30/2013	1/1 - 9/30/2012	Change

Write-downs and expenses in connection with credit management	196	199	(3)
Provision charges	170	166	4
Telecommunications operating fees and charges	910	933	(23)
Indirect duties and taxes	44	22	22
Sundry expenses	47	55	(8)
Total	1,367	1,375	(8)

EBIT

EBIT was 1,682 million reais, increasing 12 million reais compared with the first nine months of 2012. This increase was due to a higher contribution by EBITDA partially offset by higher depreciation and amortization charges of 104 million reais (2,017 million reais in the first nine months of 2013, compared with 1,913 million reais in the first nine months of 2012).

Organic EBIT in the first nine months of 2013 was 1,682 million reais, down 30 million reais on the same period of 2012 (-1.8%).

EBIT for the third quarter of 2013 was 561 million reais, up 1 million reais compared with the corresponding period of 2012 (+0.2%). Organic Consolidated EBIT decreased by 6.8%.

Argentina

	(millions of euros)				(millions of Argentine pesos)
	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	% Change
					(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	962	981	2,852	2,804	7,114	5,645	19,826	16,024	26.0	23.7
EBITDA	259	275	796	825	1,922	1,583	5,537	4,714	21.4	17.5
EBITDA Margin	27.0	28.0	27.9	29.4	27.0	28.0	27.9	29.4	(1.0) pp	(1.5) pp
EBIT	127	123	353	378	928	710	2,452	2,162	30.7	13.4
EBIT Margin	13.0	12.6	12.4	13.5	13.0	12.6	12.4	13.5	0.4 pp	(1.1) pp
Headcount at period-end (number)(*)							16,654	(**) 16,803		(0.9)

(*) Includes employees with temp work contracts: 1 at September 30, 2013, and 3 at December 31, 2012.

(**) Headcount at December 31, 2012.

	9/30/2013	12/31/2012	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,124	4,128	(4)	(0.1)
ARBU (Average Revenue Billed per User) (Argentine pesos)	51.8	47.7 (1)	4.1	8.6
Mobile
Lines at period-end (thousands)	22,262	21,276	986	4.6
Telecom Personal lines (thousands)	19,855	18,975	880	4.6
% postpaid lines (2)	32%	33%	(1) pp
MOU Telecom Personal (minutes/month)	95	98 (1)	(3)	(3.1)
ARPU Telecom Personal (Argentine pesos)	66.1	55.8 (1)	10.3	18.5
Núcleo mobile lines (thousands) (3)	2,407	2,301	106	4.6
% postpaid lines (2)	20%	19%	1 pp
Broadband
Broadband accesses at period-end (thousands)	1,669	1,629	40	2.5
ARPU (Argentine pesos)	121.4	99.2 (1)	22.2	22.4

(1)

Data relating to the first nine months of 2012.

(2)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(3)

Includes WiMAX lines.

Revenues

Revenues for the first nine months of 2013 amounted to 19,826 million pesos, increasing 3,802 million pesos (+23.7%) compared with the corresponding period of 2012 (16,024 million pesos), mainly thanks to the growth of the mobile customer base and the increase in the relative average revenue per user (ARPU). The main source of revenues was mobile telephony, which accounted for 74% of the consolidated revenues of the Business Unit, an increase of approximately 26.7% year-on-year.

Revenues for the third quarter of 2013 totaled 7,114 million pesos, increasing 1,469 million pesos compared with the corresponding period of 2012 (5,645 million pesos).

Fixed-line telephony service: the number of fixed lines at September 30, 2013 decreased slightly compared to the end of 2012. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 8.6% compared to the first nine months of 2012, thanks to the sale of additional services and the spread of traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 880 thousand compared to the end of 2012, arriving at a total of 19,855 thousand lines, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 18.5% to 66.1 pesos (55.8 pesos in the first nine months of 2012). A large part of this growth was attributable to value-added services (including SMS messaging and Internet) which together accounted for 58% of revenues from mobile telephony services in the first nine months of 2013.

In Paraguay, the Núcleo customer base grew about 4.6% compared to December 31, 2012, reaching 2,407 thousand lines, 20% of which are postpaid.

Broadband: Telecom Argentina’s portfolio of broadband lines totaled 1,669 thousand accesses at September 30, 2013, an increase of 40,000 on the end 2012 figure. ARPU rose by 22.4% to 121.4 pesos (99.2 pesos in the first nine months of 2012), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 823 million pesos (+17.5%) on the first nine months of 2012, reaching 5,537 million pesos. The EBITDA margin came to 27.9%, down 1.5 percentage points compared to the same period of 2012, mainly due to higher employee benefits expenses, and other operating expenses, particularly as a result of the increased tax on gross revenues and higher provision charges for regulatory risks. EBITDA for the third quarter of 2013 was 1,922 million pesos, up 339 million pesos compared with the corresponding period of 2012 (1,583 million pesos).

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1/1 - 9/30 2013	1/1 – 9/30 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	1,320	1,294	9,176	7,396	1,780
Employee benefits expenses	436	421	3,028	2,408	620
Other operating expenses	368	306	2,561	1,746	815
Change in inventories	(64)	(39)	(450)	(224)	(226)

•

acquisition of goods and services: totaled 9,176 million pesos (7,396 million pesos for the first nine months of 2012). The increase of 24.1% compared to the same period of the prior year (+1,780 million pesos) was mainly due to higher external service costs for 598 million pesos and greater purchases of goods of 995 million pesos;

•

employee benefits expenses amounted to 3,028 million pesos, up 620 million pesos compared with the first nine months of 2012 (+25.7%). The change was due to salary increases as a result of periodic revisions in union agreements, primarily linked to inflation. The percentage of employee benefits expenses to revenues was 15.3%, up 0.3 percentage points compared with the first nine months of 2012;

•

other operating expenses amounted to 2,561 million pesos, up 46.7% (1,746 million pesos over the first nine months of 2012). These expenses consisted of the following:

(millions of Argentine pesos)	1/1 – 9/30 2013	1/1 – 9/30 2012	Change

Write-downs and expenses in connection with credit management	221	218	3
Provision charges	187	76	111
Telecommunications operating fees and charges	380	306	74
Indirect duties and taxes	1,572	1,144	428
Sundry expenses	201	2	199
Total	2,561	1,746	815

Note that the change in Sundry expenses was essentially due to the presence of costs previously classified under acquisition of goods and services.

EBIT

EBIT for the first nine months of 2013 came to 2,452 million pesos compared with 2,162 million pesos recorded for the same period of last year. The increase of 290 million pesos was substantially due to the improvement in EBITDA, partly offset by increased amortization and depreciation of 368 million pesos, also resulting from the reduction in the useful lives of Customer Relationships at the end of 2012, and impairment losses on non-current assets of 172 million pesos, mainly relating to several business projects and IT platforms that the company decided to abandon.

The EBIT margin was 12.4% (-1.1 percentage points compared to the same period of the prior year). EBIT for the third quarter of 2013 was 928 million pesos, up 218 million pesos compared with the corresponding period of 2012.

Media

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	20	41	108	161	(51.2)	(32.9)	(12.9)
EBITDA	5	(10)	(6)	(26)		76.9
EBITDA Margin	25.0	(24.9)	(5.6)	(16.4)		10.8 pp	(5.6) pp
EBIT(1)	5	(26)	(129)	(72)		(79.2)	0.0
EBIT Margin	25.0	(63.4)		(44.8)			(3.8) pp
Headcount at period-end (number) (°)			84	(*) 735		(88.6)

(1)

EBIT of the Media Business Unit was driven down by 100 million euros deriving from the loss realized on the sale of La7 S.r.l. on April 30, 2013 and driven up by 3 million euros from the gain realized on the sale of MTV Italia on September 12, 2013.

(°)  The figure includes personnel with temp work contracts: 0 at September 30, 2013 and 36 at December 31, 2012.

(*)

Headcount at December 31, 2012.

At September 30, 2013, Telecom Italia Media Broadcasting's three Digital Multiplexes cover 95.2% of the Italian population.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A.

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that at the date of the sale the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros.

The review of the Statement of Accounts on the Execution Date was concluded on October 25, 2013. As a result of this, considering that the equity of La7 recognized at that date was higher than the value provided in the agreement, Telecom Italia Media and Cairo Communication agreed that the Cairo Communication group will pay Telecom Italia Media a price adjustment of 4.8 million euros.

Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts have been recognized for the entire year 2013, including the profit (loss) for the period of La7 of around 125 million euros, before amounts due to non-controlling interests.

Sale of the MTV group

Telecom Italia Media's sale of the entire stake in the MTV group to Viacom was finalized on September 12, 2013. This stake was composed of the 51% investment held in MTV Italia S.r.l. and its subsidiary, MTV Pubblicità S.r.l. The consideration for the sale was 13.4 million euros, an amount that also includes the adjustment made based on the changes in working capital. As a result of this transaction, Telecom Italia Media waived financial receivables of approximately 9 million euros, due from MTV Italia at the signing date of the agreement.

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l.

The transaction had a positive impact of approximately 3 million euros on the consolidated income statement. Including the losses realized in the period by the MTV group, the total effect was negative by over 8 million euros.

In light of the above transactions, the table below shows figures for the third quarter and the first nine months of 2013 and of 2012, restated to exclude the results of both companies that have been sold.

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	18	19	56	56	(5.3)	-
EBITDA	8	9	26	29	(11.1)	(10.3)
EBITDA Margin	44.4	47.4	46.4	51.8	(3) pp	(5.4) pp
EBIT	1	2	5	9	(50)	(44.4)
EBIT Margin	5.6	10.5	8.9	16.1	(4.9) pp	(7.2) pp
Headcount at period-end (number)			84	87(*)		(3.4)

(*)

Headcount at December 31, 2012.

Revenues

Revenues amounted to 56 million euros for the first nine months of 2013, substantially in line with the same period of 2012.

EBITDA

EBITDA was positive by 26 million euros in the first nine months of 2013, down about 3 million euros compared to the same period of 2012. This result mainly reflects the overall increase in other operating expenses of Telecom Italia Media Broadcasting by 4 million euros, relating to several provision charges for trade receivables and future expenses, only partially offset by the above-mentioned increase in revenues and a reduction in costs for acquisition of goods and services and in employee benefits expenses. Higher net costs were also recorded for Telecom Italia Media S.p.A. of 1 million euro (including costs incurred for the sales of La7 and MTV Italia).

EBIT

EBIT was positive by 5 million euros, compared to 9 million euros in the first nine months of 2012, representing a drop of 4 million euros. The figure was driven down essentially by lower EBITDA, as described above, and higher depreciation and amortization charges of the network operator (TIMB).

Events Subsequent to September 30, 2013

On October 7, 2013, the Company signed a non-binding term sheet, following a resolution passed by the Board of Directors, which agreed its contents and approved continuation to formulate a definitive agreement, for the possible integration between the subsidiary Telecom Italia Media Broadcasting (TIMB) and the operations of the network operator Rete A (a subsidiary of Gruppo Editoriale L’Espresso), with a view to enhancing the value of the assets of both companies also through industrial synergies.

As a result of the integration of five multiplexes with national coverage (three from TIMB and two from Rete A) into a single digital technological platform, the transaction – subject to the authorizations required under the applicable regulations – would create the leading independent network operator in Italy, under the control of Telecom Italia Media.

The Board of Directors of Telecom Italia Media also took note, as a partial improvement of the Company’s financial position (which remains in the conditions envisaged in article 2446 of the Italian Civil Code), of Telecom Italia’s waiver of financial receivables due from Telecom Italia Media in the amount of 10 million euros.

Olivetti

On June 13, 2012 the shareholders’ meeting of the subsidiary Olivetti I-Jet S.p.A. approved the wind-up of the company. Moreover, on July 2, 2013 the start of the winding up of the Swiss subsidiary Olivetti Engineering S.A. was approved.

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 – 9/30 2012	% Change
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	50	55	174	185	(9.1)	(5.9)	(5.9)
EBITDA	(5)	(20)	(28)	(58)	75.0	51.7	0.0
EBITDA Margin	(10.0)	(36.4)	(16.1)	(31.4)			(1.0) pp
EBIT	(7)	(23)	(32)	(64)	69.6	50.0	0.0
EBIT Margin	(14.0)	(41.8)	(18.4)	(34.6)			(1.1) pp
Headcount at period-end (number)			724	(*) 778		(6.9)

(*) Headcount at December 31, 2012.

Revenues

Revenues amounted to 174 million euros in the first nine months of 2013, a decrease of 11 million euros year-on-year (185 million euros; -5.9%).

The decrease in revenues was largely linked to the drop of 11 million euros in sales of copying and printing, including 10 million euros in the Italian market, where customers of SMEs and independent professionals are more exposed to the current market crisis, with falls in sales of photocopiers and related consumables and in equipment rental, as well as a reduction of 3 million euros from lower supplies of products to Telecom Italia. This downturn was offset by the increase of approximately 2 million euros in revenues from new cloud services and solutions (particularly in the Italian market), while the performance of systems and specialized applications remained substantially stable in the period in question.

For the third quarter of 2013, revenues amounted to 50 million euros (55 million euros for the third quarter of 2012), a decline of 5 million euros from the third quarter of 2012 (-9.1% quarter over quarter).

EBITDA

EBITDA was negative by 28 million euros, an improvement on the first nine months of 2012 by 30 million euros. Specifically, in the first nine months of 2012, EBITDA was driven down by provisions for restructuring expenses of 30 million euros, made following the start of the winding up of Olivetti I-Jet. Excluding those provisions, the organic change would have been zero. The figure for the first nine months of 2013 was also affected by costs totaling 9 million euros, resulting from a fire that completely destroyed the spare parts warehouse on March 19, 2013. The overall damage suffered by the group as a result of the fire was covered by adequate insurance and on October 31, 2013 the Olivetti group and the pool of insurance companies definitively agreed the settlement of the entire claim at 19 million euros; the related income and financial effects will arise in the forth quarter of 2013.

Excluding the costs resulting from the destruction of the spare parts warehouse, EBITDA would have been positive by 9 million euros (+32.1%), thanks to substantially stable margins in terms of percentage sales and lower fixed costs. These two factors more than offset the lower absolute margins resulting from the decline in sales.

For the third quarter of 2013, reported EBITDA was negative by 5 million euros (negative 20 million euros in the third quarter of 2012), an improvement of 15 million euros on the third quarter of 2012.

EBIT

EBIT was negative by 32 million euros, an improvement of 32 million euros compared to the first nine months of 2012, when it was negative by 64 million euros. The figure was essentially affected by the same factors driving the change in EBITDA, described above. If the figures had been calculated excluding the aforementioned provisions for restructuring expenses in the first nine months of 2012 the organic change would have been zero. Excluding the losses for the first nine months of 2013, deriving from the destruction of the spare parts warehouse, EBIT would have improved by 9 million euros (+28.1%).

For the third quarter of 2013, reported EBIT was negative by 7 million euros (negative 23 million euros in the third quarter of 2012), an improvement of 16 million euros on the third quarter of 2012.

 Consolidated Financial Position and Cash Flows Performance

Non-current assets

•

Goodwill: fell by 2,371 million euros, from 32,410 million euros at the end of 2012 to 30,039 million euros at September 30, 2013, as a result of the goodwill impairment loss referred to above of 2,187 million euros for the Domestic-Core Domestic Business Unit, previously recognized in the Half-Year Financial Report at June 30, 2013, and the exchange rate effect of the Brazilian companies.

•

Other intangible assets: decreased by 581 million euros, from 7,927 million euros at the end of 2012 to 7,346 million euros at September 30, 2013, as the balance of the following:

–

additions (+1,468 million euros);

–

amortization charge for the period (-1,663 million euros);

–

disposals, exchange differences, reclassifications and other movements (for a net negative balance of 386 million euros).

At September 30, 2013, all the user licenses to LTE frequencies acquired by Telecom Italia S.p.A. at the end of 2011 were in use and subject to amortization. Accordingly, no finance expenses remain to be capitalized.

•

Tangible assets: decreased by 812 million euros, from 15,479 million euros at the end of 2012 to 14,667 million euros at September 30, 2013, as the balance of the following:

–

additions (+1,985 million euros);

–

depreciation charge for the period (-2,150 million euros);

–

disposals, impairment losses, exchange differences, reclassifications and other movements (for a net negative balance of 647 million euros).

Consolidated equity

Consolidated equity amounted to 20,597 million euros (23,012 million euros at December 31, 2012), of which 17,237 million euros was attributable to owners of the Parent (19,378 million euros at December 31, 2012) and 3,360 million euros was attributable to non-controlling interests (3,634 million euros at December 31, 2012).

In greater detail, the changes in equity were the following:

(millions of euros)	9/30/2013	12/31/2012

At the beginning of the period	23,012	26,694
Total comprehensive income (loss) for the period	(1,848)	(2,649)
Dividends approved by:	(507)	(1,038)
Telecom Italia S.p.A.	(452)	(895)
Other Group companies	(55)	(143)
Issue of equity instruments	−	2
Telecom Argentina group buy-back of treasury shares	(45)	−
Other changes	(15)	3
At the end of the period	20,597	23,012

Cash flows

Adjusted net financial debt came to 28,229 million euros, down 45 million euros compared to the end of 2012. Operating cash generation enabled the offset of payments of dividends and taxes made in the first nine months of 2013, for a total of 1.1 billion euros.

The main transactions which had an impact on the change in adjusted net financial debt during the first nine months of 2013 are the following:

Change in adjusted net financial debt

(millions of euros)	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012

EBITDA	7,933	8,860	(927)
Capital expenditures on an accrual basis	(3,453)	(3,380)	(73)
Change in net operating working capital:	(1,645)	(1,332)	(313)
Change in inventories	(140)	(94)	(46)
Change in trade receivables and net amounts due from customers on construction contracts	487	674	(187)
Change in trade payables (*)	(1,447)	(1,460)	13
Other changes in operating receivables/payables	(545)	(452)	(93)
Change in provisions for employees benefits	(13)	(14)	1
Change in operating provisions and Other changes	(45)	7	(52)
Net operating free cash flow	2,777	4,141	(1,364)
% on Revenues	13.6	18.8	(5.2) pp

Sale of investments and other disposals flow	(30)	41	(71)
Increases/decreases in share capital and other changes in equity, incidental costs	9	−	9
Financial investments flow	(53)	(9)	(44)
Dividend payment	(540)	(1,027)	487
Finance expenses, income taxes and other net non-operating requirements flow	(2,118)	(2,217)	99
Reduction/(Increase) in adjusted net financial debt	45	929	(884)

 (*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt during the first nine months of 2013 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1/1 - 9/30/2013		1/1 - 9/30/2012		Change
		% of total		% of total

Domestic	2,022	58.6	1,982	58.6	40
Brazil	992	28.7	966	28.6	26
Argentina	417	12.1	383	11.3	34
Media, Olivetti and Other Operations	22	0.6	49	1.5	(27)
Adjustments and Eliminations	−	−	−	−	−
Consolidated Total	3,453	100.0	3,380	100.0	73
% on Revenues	16.9		15.3		1.6 pp

Capital expenditures in the first nine months of 2013 total 3,453 million euros, an increase of 73 million euros compared with the first nine months of 2012. In particular:

•

the Domestic Business Unit reported substantially no change in capex year-on-year; the increase related to the progress of the plans for the creation of next generation networks (LTE and fiber) was offset by less demand for deliveries of new installations due to a slowdown in Fixed-line access sales;

•

the Brazil Business Unit recorded an increase in capex of 26 million euros compared to the same period of 2012 (inclusive of a negative exchange rate effect of 116 million euros). This increase was mainly attributable to the trend in new network investments;

•

the Argentina Business Unit reported an increase of 34 million euros in capital expenditures compared with the first nine months of 2012, already including a negative exchange rate effect of 68 million euros. In addition to customer acquisition costs, capital expenditure was aimed at enlarging and upgrading broadband services on the fixed-line network, and at backhauling, to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Change in net operating working capital

The change over the period was -1,645 million euros. In particular:

•

the change in trade payables was a negative 1,447 million euros. Specifically, in May 2013, the Brazil Business Unit made a payment of approximately 146 million euros, for the user licenses for fourth generation (4G) mobile telephony frequency bands, purchased at the end of 2012, and for second generation (2G) frequency bands. In addition, in the last quarter of 2012 payments to suppliers slowed down temporarily, by an estimated 300 million euros, due to compliance requirements of new Italian regulations introduced in the second half of 2012;

•

the management of trade receivables generated an inflow of 487 million euros in the first nine months of 2013, whereas inventory management produced a net outflow of 140 million euros, primarily attributable to the Domestic, Argentina and Brazil Business Units, as a result of mobile internet handset procurement policies designed to sustain revenues from their sale.

Sale of investments and other disposals flow

This generated a net requirement of 30 million euros in the first nine months of 2013, mainly relating to the sale of La7 S.r.l. to Cairo Communication on April 30, 2013, which generated a net requirement of approximately 114 million euros. This impact was partially offset by the proceeds deriving from the sale of the MTV Group to Viacom International Media Networks (VIMN) on September 12, 2013 for an amount of 11 million euros, by the proceeds from the sale of the EtecSA Cuba investment, at the end of January 2011, and by the proceeds from other sales of tangible and intangible assets.

In the first nine months of 2012 the item showed net inflows of 41 million euros and consisted primarily of the collection of installments on the sale of the EtecSA Cuba investment.

Financial investments flow

This mainly refers to the buy-back of treasury shares by Telecom Argentina S.A. for an amount of 45 million euros. As a result, the Telecom Italia Group's economic interest in Telecom Argentina is now 22.97%.

In the first nine months of 2012 the item consisted mainly of the payment of incidental costs and other payables in connection with the acquisition of investments during the last part of 2011.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly include the payment, during the first nine months of 2013, of net finance expenses (1,318 million euros) and income taxes (609 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	9/30/2013	12/31/2012	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	22,194	23,956	(1,762)
Amounts due to banks, other financial payables and liabilities	6,891	8,976	(2,085)
Finance lease liabilities	1,125	1,159	(34)
	30,210	34,091	(3,881)
Current financial liabilities (*)
Bonds	3,976	3,593	383
Amounts due to banks, other financial payables and liabilities	3,521	2,338	1,183
Finance lease liabilities	194	219	(25)
	7,691	6,150	1,541
Financial liabilities directly associated with discontinued operations/non-current assets held for sale	−	−	−
Total Gross financial debt	37,901	40,241	(2,340)
Non-current financial assets
Securities other than investments	(20)	(22)	2
Financial receivables and other current financial assets	(1,365)	(2,474)	1,109
	(1,385)	(2,496)	1,111
Current financial assets
Securities other than investments	(1,297)	(754)	(543)
Financial receivables and other current financial assets	(576)	(502)	(74)
Cash and cash equivalents	(5,456)	(7,436)	1,980
	(7,329)	(8,692)	1,363
Financial assets relating to discontinued operations/non-current assets held for sale	−	−	−
Total financial assets	(8,714)	(11,188)	2,474
Net financial debt carrying amount	29,187	29,053	134
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(958)	(779)	(179)
Adjusted net financial debt	28,229	28,274	(45)
Breakdown as follows:
Total adjusted gross financial debt	36,066	37,681	(1,615)
Total adjusted financial assets	(7,837)	(9,407)	1,570
(*) of which current portion of medium/long-term debt:
Bonds	3,976	3,593	383
Amounts due to banks, other financial payables and liabilities	3,012	1,681	1,331
Finance lease liabilities	194	219	(25)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. In view of this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator has also been presented called “Adjusted net financial debt”, which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first nine months of 2013 resulted in a positive effect on net financial debt at September 30, 2013 of 885 million euros (1,233 million euros at December 31, 2012).

Gross financial debt

Bonds

Bonds at September 30, 2013 were recognized for 26,170 million euros (27,549 million euros at December 31, 2012). Their nominal repayment amount was 25,202 million euros, down 1,121 million euros compared to December 31, 2012 (26,323 million euros).

The change in bonds during the first nine months of 2013 was as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073 (1)	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	Euro	1,000	9/25/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros at 6.750% (2)	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable-rate (3)	Euro	268	7/19/2013

(1)

Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)

Net of buybacks by the Company for 218 million euros during 2011 and 2012.

(3)

Net of buybacks by the Company for 232 million euros during 2012.

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing in June 2014, September 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are recognized in the financial statements in the portfolio of the buyer Telecom Italia S.p.A., while in the consolidated financial statements those bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price

Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the amount at September 30, 2013 was 206 million euros (nominal amount), 24 million euros lower than on December 31, 2012 (230 million euros).

Revolving Credit Facility and term loan

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2013:

(billions of euros)	9/30/2013		12/31/2012
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

On May 24, 2012, Telecom Italia entered into an agreement for a Forward Start Facility of 4 billion euros, extending half the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On March 25, 2013, Telecom Italia signed a new agreement to extend the Revolving Credit Facility (RCF) expiring August 2014, which had already been extended in part in 2012, by an additional 3 billion euros. The extension was obtained through a Forward Start Facility of 3 billion euros which will come into effect in August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.03 years.

The average cost of the Group’s debt, considered as the annualized cost for the period and resulting from the ratio of debt-related expenses to average exposure, was approximately 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the condensed consolidated financial statements at September 30, 2013 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 13,453 million euros at September 30, 2013, corresponding to the sum of cash and cash equivalents and current securities other than investments, totaling 6,753 million euros (8,190 million euros at December 31, 2012), and the committed credit lines, mentioned above, of which a total of 6,700 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. As already noted, the reduction in “Cash and cash equivalents” compared to December 31, 2012 reflected the use of liquidity to repurchase Group obligations.

In particular:

Cash and cash equivalents amounted to 5,456 million euros (7,436 million euros at December 31, 2012). The different technical forms of investing available cash at September 30, 2013, which include Euro Commercial Papers for 100 million euros, can be analyzed as follows:

•

Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•

Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments amounted to 1,297 million euros (754 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of: Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 360 million euros and 701 million euros; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 12/03/2012); and 221 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

In the third quarter of 2013 adjusted net financial debt decreased by 584 million euros compared to June 30, 2013. Operating cash inflows in the quarter (1.5 billion euros) guaranteed coverage of the requirements for the payment of finance expenses and taxes.

(millions of euros)	9/30/2013	6/30/2013	Change

Net financial debt carrying amount	29,187	29,786	(599)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(958)	(973)	15
Adjusted net financial debt	28,229	28,813	(584)
Breakdown as follows:
Total adjusted gross financial debt	36,066	36,007	59
Total adjusted financial assets	(7,837)	(7,194)	(643)

Interim Condensed Consolidated Financial Statements – Telecom Italia Group

The Interim Report at September 30, 2013 of the Telecom Italia Group has been prepared in accordance with article 154–ter (Financial Reports) of Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) as amended. This document also includes the condensed consolidated financial statements at September 30, 2013, prepared in compliance with the international accounting standards issued by the ’International Accounting Standards Board and endorsed by the European Union (defined as the “IFRS”), and with reference to the Consob Communication DEM/8041082 dated April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at September 30, 2013 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2012, to which reference can be made, except for:

•

the use of the new standards and interpretations adopted by the Group since January 1, 2013, whose effects are described in the notes to the condensed consolidated financial statements at September 30, 2013, to which the reader is referred;

•

the measurement of goodwill for which it was not considered necessary to perform an update of the verification of its recoverability, already performed as of June 30, 2013, and which will be performed again for the annual report as of December 31, 2013, on the basis of the flows envisaged in the new Industrial Plan and information available from the market.

The condensed consolidated financial statements at September 30, 2013 have undergone a limited scope audit, on a voluntary basis.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2013” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

The reclassified Separate Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows of the Telecom Italia Group, set forth below, are consistent with those included in the Condensed Consolidated Financial Statements at September 30, 2013 of the Telecom Italia Group.

Principal changes in the scope of consolidation

In the first nine months of 2013, the following changes occurred in the scope of consolidation:

•

MTV Group - Media: on September 12, 2013 Telecom Italia Media and Viacom International Media Networks (VIMN) finalized the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;

La7 S.r.l. - Media: on April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the scope of consolidation.

Separate Consolidated Income Statements

(millions of euros)	3rd Quarter	3rd Quarter	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012	2013	2012	(a-b)

			(a)	(b)	amount	%

Revenues	6,629	7,268	20,389	22,061	(1,672)	(7.6)
Other income	58	61	168	169	(1)	(0.6)
Total operating revenues and other income	6,687	7,329	20,557	22,230	(1,673)	(7.5)
Acquisition of goods and services	(2,926)	(3,176)	(9,080)	(9,676)	596	6.2
Employee benefits expenses	(838)	(895)	(2,769)	(2,901)	132	4.6
Other operating expenses	(418)	(442)	(1,359)	(1,339)	(20)	(1.5)
Change in inventories	60	50	174	112	62	55.4
Internally generated assets	132	135	410	434	(24)	(5.5)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,697	3,001	7,933	8,860	(927)	(10.5)
Depreciation and amortization	(1,223)	(1,301)	(3,813)	(3,977)	164	4.1
Gains (losses) on disposals of non-current assets	7	(6)	(74)	10	(84)
Impairment reversals (losses) on non-current assets	−	(3)	(2,212)	(3)	(2,209)	-
Operating profit (loss) (EBIT)	1,481	1,691	1,834	4,890	(3,056)	(62.5)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	−	−	−	(4)	4	-
Other income (expenses) from investments	−	(2)	2	(2)	4
Finance income	200	203	1,687	1,475	212	14.4
Finance expenses	(712)	(686)	(3,148)	(2,875)	(273)	(9.5)
Profit (loss) before tax from continuing operations	969	1,206	375	3,484	(3,109)
Income tax expense	(347)	(399)	(980)	(1,221)	241	19.7
Profit (loss) from continuing operations	622	807	(605)	2,263	(2,868)
Profit (loss) from discontinued operations/non-current assets held for sale	(9)	−	(6)	−	(6)	-
Profit (loss) for the period	613	807	(611)	2,263	(2,874)
Attributable to:
Owners of the Parent	505	696	(902)	1,938	(2,840)
Non-controlling interests	108	111	291	325	(34)	(10.5)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 - 9/30 2012

Profit (loss) for the period	(a)	613	807	(611)	2,263
Other components of the Consolidated Statements of Comprehensive Income:
Other components that subsequently will not be reclassified in the separate consolidated income statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−	3	4
Net fiscal impact		−	−	(2)	(1)
	(b)	−	−	1	3
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	−	−
Net fiscal impact		−	−	−	−
	(c)	−	−	−	−
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	−	−	1	3
Other components that subsequently will be reclassified in the separate consolidated income statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		10	15	(21)	46
Loss (profit) transferred to the Separate Consolidated Income Statement		(9)	−	(8)	1
Net fiscal impact		2	(3)	8	(10)
	(e)	3	12	(21)	37
Hedging instruments:
Profit (loss) from fair value adjustments		(56)	36	(528)	(40)
Loss (profit) transferred to the Separate Consolidated Income Statement		41	(138)	318	(99)
Net fiscal impact		5	30	60	40
	(f)	(10)	(72)	(150)	(99)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(448)	(407)	(1,068)	(744)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(g)	(448)	(407)	(1,068)	(744)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(h)	−	−	1	−
Total other components that subsequently will be reclassified in the separate consolidated income statements	(i=e+f+g+h)	(455)	(467)	(1,238)	(806)
Total other components of the consolidated statements of comprehensive income	(k=d+i)	(455)	(467)	(1,237)	(803)
Total comprehensive income (loss) for the period	(a+k)	158	340	(1,848)	1,460
Attributable to:
Owners of the Parent		304	433	(1,621)	1,451
Non-controlling interests		(146)	(93)	(227)	9

Consolidated Statements of Financial Position

(millions of euros)		9/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,039	32,410	(2,371)
Other intangible assets		7,346	7,927	(581)
		37,385	40,337	(2,952)
Tangible assets
Property, plant and equipment owned		13,730	14,465	(735)
Assets held under finance leases		937	1,014	(77)
		14,667	15,479	(812)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		44	39	5
Non-current financial assets		1,385	2,496	(1,111)
Miscellaneous receivables and other non-current assets		1,504	1,496	8
Deferred tax assets		961	1,432	(471)
		3,959	5,528	(1,569)
Total Non-current assets	(a)	56,011	61,344	(5,333)
Current assets
Inventories		580	436	144
Trade and miscellaneous receivables and other current assets		6,628	7,006	(378)
Current income tax receivables		28	77	(49)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,873	1,256	617
Cash and cash equivalents		5,456	7,436	(1,980)
		7,329	8,692	(1,363)
Current assets sub-total		14,565	16,211	(1,646)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	14,565	16,211	(1,646)
Total Assets	(a+b)	70,576	77,555	(6,979)

(millions of euros)		9/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,237	19,378	(2,141)
Equity attributable to non-controlling interests		3,360	3,634	(274)
Total Equity	(c)	20,597	23,012	(2,415)
Non-current liabilities
Non-current financial liabilities		30,210	34,091	(3,881)
Employee benefits		867	872	(5)
Deferred tax liabilities		576	848	(272)
Provisions		848	863	(15)
Miscellaneous payables and other non-current liabilities		843	1,053	(210)
Total Non-current liabilities	(d)	33,344	37,727	(4,383)
Current liabilities
Current financial liabilities		7,691	6,150	1,541
Trade and miscellaneous payables and other current liabilities		8,827	10,542	(1,715)
Current income tax payables		117	124	(7)
Current liabilities sub-total		16,635	16,816	(181)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	16,635	16,816	(181)
Total Liabilities	(f=d+e)	49,979	54,543	(4,564)
Total Equity and Liabilities	(c+f)	70,576	77,555	(6,979)

Consolidated Statements of Cash Flows

(millions of euros)		1/1 - 9/30	1/1 - 9/30
		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(605)	2,263
Adjustments for:
Depreciation and amortization		3,813	3,977
Impairment losses (reversals) on non-current assets (including investments)		2,216	4
Net change in deferred tax assets and liabilities		265	470
Losses (gains) realized on disposals of non-current assets (including investments)		72	(8)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	4
Change in provisions for employees benefits		(13)	(14)
Change in inventories		(140)	(94)
Change in trade receivables and net amounts due from customers on construction contracts		487	674
Change in trade payables		(904)	(833)
Net change in current income tax receivables/payables		34	(94)
Net change in miscellaneous receivables/payables and other assets/liabilities		(226)	(306)
Cash flows from (used in) operating activities	(a)	4,999	6,043
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,468)	(1,304)
Purchase of tangible assets on an accrual basis		(1,985)	(2,076)
Total purchase of intangible and tangible assets on an accrual basis		(3,453)	(3,380)
Change in amounts due to fixed asset suppliers		(453)	(627)
Total purchase of intangible and tangible assets on a cash basis		(3,906)	(4,007)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		−	(2)
Change in financial receivables and other financial assets		366	197
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(108)	(7)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		78	48
Cash flows from (used in) investing activities	(b)	(3,578)	(3,778)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,489)	(290)
Proceeds from non-current financial liabilities (including current portion)		2,793	3,086
Repayments of non-current financial liabilities (including current portion)		(3,907)	(3,931)
Share capital increases/decreases and other changes in Equity (including subsidiaries)		9	(2)
Dividends paid		(540)	(1,027)
Changes in ownership interests in consolidated subsidiaries		(45)	−
Cash flows from (used in) financing activities	(c)	(3,179)	(2,164)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(1,758)	101
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(252)	(108)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,387	6,663

Additional Cash Flow Information

		1/1 - 9/30	1/1 - 9/30
(millions of euros)		2013	2012

Income taxes (paid) received		(609)	(800)
Interest expense paid		(2,126)	(2,726)
Interest income received		808	1,282
Dividends received		2	1

Analysis of Net Cash and Cash Equivalents

		1/1 - 9/30	1/1 - 9/30
(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from discontinued operations/non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from discontinued operations/non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations		5,456	6,754
Bank overdrafts repayable on demand – from continuing operations		(69)	(92)
Cash and cash equivalents - from discontinued operations/non-current assets held for sale		−	1
Bank overdrafts repayable on demand – from discontinued operations/non-current assets held for sale		−	−
		5,387	6,663

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012

Purchases of goods	2,124	1,921	203
Portion of revenues to be paid to other operators and interconnection costs	2,414	3,090	(676)
Commercial and advertising costs	1,492	1,587	(95)
Power, maintenance and outsourced services	1,327	1,389	(62)
Rent and leases	604	497	107
Other service expenses	1,119	1,192	(73)
Total acquisition of goods and services	9,080	9,676	(596)
% of Revenues	44.5	43.9	0.6 pp

Employee benefits expenses

(millions of euros)	1/1 – 9/30 2013	1/1 – 9/30 2012	Change

Employee benefits expenses - Italy	2,047	2,196	(149)
Employee benefits expenses – Outside Italy	722	705	17
Total employee benefits expenses	2,769	2,901	(132)
% of Revenues	13.6	13.1	0.5

Average headcount of the salaried workforce

(equivalent number)	1/1 – 9/30 2013	1/1 – 9/30 2012	Change

Average salaried workforce – Italy	48,852	52,221	(3,369)
Average salaried workforce – Outside Italy	26,735	26,050	685
Total average salaried workforce (1)	75,587	78,271	(2,684)

(1)

Includes employees with temp work contracts: 27average headcount in the first nine months of 2013 (24 in Italy and 3 outside Italy). In the first nine months of 2012, the average headcount was 59 (57 in Italy and 2 outside Italy).

Headcount at period-end

(number)	9/30/2013	12/31/2012	Change

Headcount – Italy	53,397	54,419	(1,022)
Headcount – Outside Italy	28,784	28,765	19
Total (1)	82,181	83,184	(1,003)

(1)

Includes employees with temp work contracts: 5 at September 30, 2013 and 43 at December 31, 2012.

Headcount at period-end – Breakdown by Business Unit

(number)	9/30/2013	12/31/2012	Change

Domestic	52,903	53,224	(321)
Brazil	11,796	11,622	174
Argentina	16,654	16,803	(149)
Media	84	735	(651)
Olivetti	724	778	(54)
Other Operations	20	22	(2)
Total	82,181	83,184	(1,003)

Other income

(millions of euros)	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012

Late payment fees charged for telephone services	48	54	(6)
Recovery of employee benefit expenses, purchases and services rendered	27	30	(3)
Capital and operating grants	17	13	4
Damage compensation, penalties and sundry recoveries	27	29	(2)
Sundry income	49	43	6
Total	168	169	(1)

Other operating expenses

(millions of euros)	1/1 - 9/30	1/1 - 9/30	Change
	2013	2012

Write-downs and expenses in connection with credit management	324	393	(69)
Provision charges	100	107	(7)
Telecommunications operating fees and charges	427	480	(53)
Indirect duties and taxes	324	288	36
Penalties, settlement compensation and administrative fines	23	17	6
Association dues and fees, donations, scholarships and traineeships	18	20	(2)
Sundry expenses	143	34	109
Total	1,359	1,339	20

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP
(millions of euros)	1/1 - 9/30	1/1 - 9/30
	2013	2012

HISTORICAL EBITDA	7,933	8,860
Changes in the scope of consolidation		52
Foreign currency financial statements translation effect		(326)
Non-organic (revenues and income) costs and expenses	121	64
Disputes and settlements	85	10
Restructuring expenses	21	30
Other (income) expenses, net	15	24

COMPARABLE EBITDA	8,054	8,650

	Domestic		Olivetti		Brazil
	(millions of euros)		(millions of euros)		(millions of Brazilian reais)
	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30
	2013	2012	2013	2012	2013	2012

HISTORICAL EBITDA	5,861	6,696	(28)	(58)	3,701	3,586
Changes in the scope of consolidation		−		−		−
Foreign currency financial statements translation effect		(2)		−		−
Non-organic (revenues and income) costs and expenses	121	17	−	30	−	42
Disputes and settlements	85	10	−	−	−	−
Restructuring expenses	21	−	−	30	−	−
Other (income) expenses, net	15	7	−	−	−	42
COMPARABLE EBITDA	5,982	6,711	(28)	(28)	3,701	3,628

EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP
(millions of euros)	1/1 - 9/30	1/1 - 9/30
	2013	2012

HISTORICAL EBIT	1,834	4,890
Changes in the scope of consolidation		78
Foreign currency financial statements translation effect		(152)
Non-organic (revenues and income) costs and expenses already described under EBITDA	121	64
Capital loss related to the sale of La7 S.r.l.	100	−
Capital gain related to the sale of MTV Italia S.r.l.	(3)	−
Net gains on disposals of non-current assets and investments	(1)	(21)
Impairment loss on Core Domestic goodwill	2,187	−
Restructuring expenses	−	2
COMPARABLE EBIT	4,238	4,861

	Domestic		Olivetti		Media		Brazil
	(millions of euros)		(millions of euros)		(millions of euros)		(millions of Brazilian reais)
	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30	1/1 - 9/30
	2013	2012	2013	2012	2013	2012	2013	2012

HISTORICAL EBIT	1,032	4,012	(32)	(64)	(129)	(72)	1,682	1,670
Changes in the scope of consolidation		−		−		40		−
Foreign currency financial statements translation effect		(1)		−		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	121	17	−	30	−	−	−	42
Capital loss related to the sale of La7 S.r.l.	−	−	−	−	100	−	−	−
Capital gain related to the sale of MTV Italia S.r.l.	−	−			(3)
Net gains on disposals of non-current assets and investments	−	(21)	−	−	−	−	−	−
Impairment loss on Core Domestic goodwill	2,187	−	−	−	−	−	−	−
Restructuring expenses	−	−	−	2	−	−	−	−
COMPARABLE EBIT	3,340	4,007	(32)	(32)	(32)	(32)	1,682	1,712

Events Subsequent to September 30, 2013

For details of subsequent events see the specific Note “Events Subsequent to September 30, 2013” in the Telecom Italia Group condensed consolidated financial statements at September 30, 2013.

Business Outlook for the Year 2013

With regard to the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal financial and economic indicators are the following for the full year 2013:

•

Revenues basically unchanged compared to 2012;

•

Reduction of percentage EBITDA to “mid-single digit”;

•

Adjusted net financial debt under 27 billion euros.

The following are the main risks and uncertainties concerning the Telecom Italia Group’s activities.

The actual results may differ, even significantly, from those forecast for the full year 2013. The forward-looking information is in fact based on certain assumptions, believed to be reasonable, particularly with regard to the competition dynamics in the telecommunications market, the continuous development of competition in the TLC business as a result of the possible entry of new competitors and the introduction of new and innovative technologies, the growth prospects of the economy and the TLC market, in Italy and in other markets in which the Group operates, possible legislative and regulatory developments, and the performance of financial markets. By their nature these assumptions entail risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The main factors include:

•

Changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

The global economic crisis and the continuing weakness of the Italian economy over the past few years have adversely affected the telecommunications business. The continuation of this crisis could reduce purchases of products and services and adversely affect the Group's results, cash flows and financial position.

Operations and investments may be adversely affected by developments in the overall situation, including economic, of the countries where the Group is present.

Fluctuations in exchange rates and interest rates may adversely affect the Telecom Italia Group's results.

•

Changes in business conditions:

The intense competition in Italy and other countries could reduce the Group's market share for telecommunications services and may lead to lower prices and margins, resulting in an adverse effect on its operating results and financial position. In particular, the mobile markets are mature markets and competitive pressure has further increased.

Brazil is experiencing a general slowdown in its economy, which has been reflected in part in the mobile telephone market. That market is also feeling the effects of increasing competition and pressure on prices. The continuation of these effects may have adverse effects on the growth prospects of the Company and/or the Group in Brazil.

The performance of the business and cash flows may be adversely affected if we are unable to deploy new services to promote greater use of our fixed and wireless networks. The continuing rapid changes in technology may increase the level of competition, reduce the use of traditional services and require us to make further substantial investments.

•

Changes to laws and regulations:

As the Group operates in a highly regulated industry, the decisions of the supervisory and regulatory authorities, including those on regulated tariffs, as well as changes in the regulatory environment, could adversely affect the performance of the business.

•

The outcome of disputes and litigation with regulators, competitors and other entities:

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect on its operating results, financial position and cash flows.

•

Financial risks:

The above-mentioned macroeconomic and market environment requires us to consider the downgrading of the Group's credit rating by rating agencies as one of the possible risks it is exposed to.

The Group's bond issues do not contain financial covenants (such as Debt/EBITDA, EBITDA/Interests ratios or similar), or clauses that force the early repayment of loans due to events other than insolvency.

The risks and/or impacts deriving from a possible downgrade on future refinancings, the costs connected to them and the goodwill evaluation process cannot be estimated at present. The increased risk levels for our financial counterparts which would arise from a possible downgrade of Telecom Italia's credit rating may involve an increase in the costs connected to the management of the hedging derivatives Group portfolio, costs that also cannot be estimated at present.

Key commercial developments in the Group’s Business Units

Domestic

In relation to its traditional business, Telecom Italia’s strategy in the Fixed-line segment has been to defend access volumes and value. The main drivers in the Mobile segment, on other the hand, have been defending market share and raising usage. Innovation strategy in the Fixed-line and Mobile segments has instead focused on the development of new networks, ultra broadband delivered by fiber, LTE and cloud services.

Consumer

In the Mobile Customer segment, summer 2013 was marked by sharp market acceleration, which Telecom Italia responded to by launching “TIM Special”, an All-Inclusive deal (voice, SMS messaging, Internet and content) exclusively dedicated to new customers, with an extremely economical price of 10 euros per month. This action contributed to driving competitive dynamics, on the one hand, and to defining the benchmark price to which other operators quickly adjusted, on the other. To defend its customer base, Telecom Italia also launched “TIM Ti Regala l’Estate”, which refunded customers in August the amount they spent by July 31, continuing to focus on the "TIM Sconta&Raddopia" portfolio. The aggressive summer promotions of competitors concluded in September, with a resulting decrease in competitive pressure.

In the high-value customer segment, sales campaigns in the third quarter pursued the same objectives as in the prior periods, focusing on defending value through the “TIM X TE” initiative. This initiative offers TIM customers, for a price of 10 euros per month, a bonus on top-ups that increases over time up to 50%, and a next generation smartphone at no additional cost. As a result of this initiative, expenditure was stabilized on over 200,000 customers, with benefits in terms of churn rates and customer satisfaction.

The sharp rise in purchases in the mobile market necessitated the strengthening of "defensive" approaches for the Young customer base in the summer, by launching the Additional Data option, enabling internal migrations via the web, and covering fashion and football with an increasing variety of engaging contests.

The new TIM YOUNG deal (minutes, SMS messaging, data, #friend) was also launched, which adds a voice option to the additional data option that is highly requested by the post-university target market, thus extending the low price to the entire TIM community.

For the ethnic segment, the portfolio of deals was expanded in the summer with the new TIM International XL option, which, in addition to international calls at favorable prices, also includes a national traffic component, offering unlimited calls to TIM numbers and 250 minutes to other fixed-line and mobile operators. The goal of TIM International XL is to bring ethnic communities to TIM thanks to unlimited on-net calls, while offering flat-rate minutes to continue to call contacts who have not yet switched to TIM at no additional cost.

In Mobile Broadband services, the acceleration on Highspeed and 4G-LTE services also continued in the third quarter. In September, Telecom Italia increased the number of Italian municipalities where the new internet services on the 4G-LTE network are available to 300, reaching an outdoor coverage of approximately 37% of the national population. The strong boost to the program to extend the new 4G-LTE network is the result of the significant investments by Telecom Italia to build increasingly modern infrastructure capable of offering new cutting-edge services that meet the needs of individuals and the growing quantity of traffic generated by mobile phones, internet sticks, smartphones and tablets. The “ULTRA Internet 4G” sales campaign features high service levels and higher data traffic bundles compared to the 3G standard, as well as TIM Cloud services and the range of exclusive content that takes advantage of the higher network performance.

Additionally, in the sales campaign also for Mobile Broadband, Telecom Italia continues to focus on the synergy with Fixed-line assets, enriching the internet deals by doubling the data traffic included for customers that use Telecom Italia Fixed-line services.

With regard to the range of products and services in the Fixed-line Consumer segment, as a result of the increased competitive pressure on mobile, with the launch of highly aggressive deals by all operators, at the end of August 2013 the push for winbacks was sharply accelerated, by leveraging the new TUTTO deal. For the first time, this deal offered unlimited calls from the home phone to all mobile phones to that customer segment for 29 euros per month for one year. At the same time, a strong campaign was launched to stabilize rates with the launch of the new SuperChiamaMobile option, which offers unlimited calls to all mobile phones for only 5 euros per month, with no expiration, instead of 10 euros per month.

The development program for Ultrabroadband on the fiber optic network continued, both using FTTCab (Fiber to the Cabinet) architecture, increasing from 6 towns covered at the beginning of the year to 32 towns at the end of September, and FTTH (Fiber to the Home) architecture, in the city of Milan.

Business

In September, fixed-line deals saw two important developments: firstly, the inclusion of the unlimited Fixed - Mobile traffic in the portfolio of core deals (Tuttofibra/Tutto/Evoluzione Ufficio Small and Fibra), based on a cross-cutting approach; secondly, the launch of the TUTTO Promotion, based on maximum affordability for convergent customers.

Both of these developments aim to respond to competitive pressure, which is particularly high in the SoHo Customer segment, by leveraging the concept of convergence and the optimization of telephony expenses for Fixed-Mobile customers.

Specifically, the TUTTO Promotion targets NIP/LLU Customers, providing a discount on the monthly fee for the Fixed-line deal of 10 to 15 euros per month for 12 months. This discount is maximized, becoming permanent, in the event of joint purchase of a new Mobile line with unlimited traffic.

In the area of Mobile rate plans, as part of the confirmed strategy of focusing on strategic components (and high-profitability components) of the service and leveraging the value of “fixed-mobile convergent" customers (as a competitive advantage), the launch of the new TIM TUTTO range of deals was the main development during the period. This new range is based on the following criteria:

•

modular composition of the most appropriate deal based on the use of voice, SMS messaging and data services;

•

personalization through matching the smartphone and roaming traffic package to the customer's needs;

•

flexibility of use, specifically for national data traffic.

In relation to the latter point, the new Internet Twin Card service was launched on the rechargeable platform. This service allows a customer to share a single package of national data traffic over 2 lines, and thus on 2 devices at the same time (pen drive, wireless router, tablet or smartphone), optimizing consumption for the customer and increasing productivity and the user experience of business applications by exploiting the new LTE network.

The range of Information Technology services was continuously enhanced, not only with a new series of solutions, designed to assist and support customers at every stage of their extended enterprise life cycle, but also with the launch of a new method of selling services.

The launch of Opzione Nuvola IT introduced a new method for selling IT services to independent professionals and SMEs. These services are no longer included in the deals with a set of pre-defined content, but, since September, customers have had the option of personalizing them.

In parallel, the advanced maintenance of the entire IT range continued on a dual track: towards simplifying the range (“ready to sell” mode and drive in “off the shelf” solutions) and towards diversifying the range of deals between the SME market and the Top Customers Market, as a result of the new "unified business" organization in 2013. In particular, the following solutions were launched:

•

Nuvola It Digital Media: this is the solution that provides web-based services that are centrally managed, for playing and storage of audio, video and market analysis content, with web panels for remote control.

•

Nuvola It Comunicazione Integrata: this solution is targeted to medium-sized and large companies, and brings together the VPBX switchboard voice services with innovative Unified Communication and Fixed-Mobile Convergence solutions, all provided by the Nuvola Italiana cloud, fully managed in the Telecom Italia Data Centers via managed services.

•

e-Surveillance Light: this solution allows customers to acquire, process, save and view any type of video event that occurs at the customer's site. This service is supplied in SaaS mode in the Telecom Italia Data Centers, and works with video cameras installed at the customers' premises.

Brazil

In the third quarter 2013, TIM continued to bring innovation to the market and improve service quality.

TIM has launched an advertising campaign focused on the benefits of being a customer in the INFINITY community, the largest community in the prepaid segment in Brazil: unlimited SMS messaging, unlimited on-net calls and calls to fixed-line phones, unlimited daily internet usage.

A partnership agreement has been signed with the most prestigious football teams in the Brazilian championship, which includes the production of SIM cards with team logos. These SIM cards can receive free VAS content, so that users always have the latest news regarding their teams.

The “Ricarica promozionale R$2,00” deal was also launched, which allows activating customers to make unlimited on-net calls for two days at a price of 2 reais.

For the postpaid market, TIM continued successfully selling the deals in the Express range, in particular the Liberty Express deal, with payment by credit card.

Also to allow its customer base to make greater use of mobile data traffic, TIM reduced the price of the iPhone 4G 8GB in its stores, offering the product at the most competitive price. For customers who pay by credit card or that have Liberty plan rates, the end price is 999 reais, payable in 12 installments. Customers that sign up for a prepaid deal can purchase the handset paying by credit card in 3 installments.

Another initiative, also focused on boosting customers' use of the internet, is the partnership with MOOVIT. This platform provides TIM customers - free of charge until December - with directions and the latest news on public transport routes in the largest cities of Brazil.

In the third quarter, TIM launched TIM Protect, a family of services with which TIM customers can protect their telephones (TIM Protect Antirroubo) and personal information (TIM ProtectSeguranca, TIM Protected Seguranca Compudador).

Also in the third quarter, following the launch of the LIVE ultra broadband deal for the residential segment, TIM launched a new service for small and medium-sized enterprises. The service consists in two new bandwidth packages of up to 10Mbps for 999 reais and 30Mbps for 1,199 reais, with dedicated IP. The new deal is positioned in a market scenario where the average speed offered is 4Mbps. With this deal, TIM also believes it offers the best conditions for the market of small and medium-sized enterprises in the metropolitan areas of Rio de Janeiro and São Paulo.

In the north of the country, TIM has activated another leg of the transport backbone in the Amazon rain forest, between Tucurui and Manaus. TIM thus now has more than 1,700 km of fiber crossing the Amazon rain forest.

In the area of Customer Care, TIM has invested more than 50 million reais in a new CRM platform. The new platform will increase the number of calls handled by call center operators as well as improve the efficiency and quality of the service offered.

Argentina

Fixed-line telephony and broadband services

In the fixed-line segment, residential voice revenues showed moderate growth in the first nine months of 2013, driven primarily by the rise in sales of monthly rate plans and supplementary services, which increased the ARBU, keeping down the negative effects of the decline in MOU (minutes of use) due to the substitution effect of mobile traffic.

In the VAS Voice segment, efforts continued to be focused in 2013 on satisfying customer demand and increasing ARBU on access lines by pushing packages and maintenance services, increasing their weight in the fixed-line business.

As for Internet services, the Arnet brand developed differentiated deals for each segment at competitive prices, and offered a wider range of deals in terms of access speed.

Mobile telephony services

During the third quarter of 2013, Personal launched a deal on a new package of services that adds flexibility and affordability to the existing sales promotions. Customers can now purchase weekly service packages that include internet connection, SMS messaging and voice minutes at very low prices.

As part of its innovation strategy, Personal has consolidated its “Personal Games” VAS platform with the offer of a new rate plan that includes free downloading of games and the offer of compatible phones at special prices for Children’s Day.

Personal also maintained the benefits when customers top-up, thus allowing for the doubling or tripling of the value. As regards the business segment, Personal continued to encourage its customers to sign up for plans that offer unlimited calls between lines of the same customer.

Lastly, in order to optimize the quality of mobile service, Personal continued with its technological restructuring plan of the mobile network.

Nucleo concentrated its sales actions on the new “Free Hours” rate plan, through which customers can obtain free minutes or services each time they top up.

Olivetti

In the Banking segment, the first supply of the new Oliscan A600 scanner was provided to a leading Italian bank, as part of the plan to upgrade branches and expand “document dematerialization” functions, which should lead to additional orders for the Oliscan A600 in the upcoming months.

It is also worth noting that contracts were concluded for new supplies to banks in South Korea, for a total of approximately 3,300 specialized peripherals to be used at branches.

In the Retail segment, in September, Olivetti launched the “Olivetti Qui! Servizi” platform, which integrates the services of the Qui! Group (the leading Italian company in the sector of service benefits for company welfare) for the automated management of lunch vouchers and the provision of additional services, such as accepting payment cards, pre-paid top-ups and managing promotional coupons into the cutting-edge cash register system Nettuna@ 7000.

In the area of Smart Asset Management, an additional order was acquired from ENI for 15,000 modules for managing LPG tanks for residential use, reaching a volume of 120,000 units to date.

In the area of Office Solutions Olivetti was awarded the Consip 22 tender (company belonging to the Ministry of the Treasury assigned to oversee the supplies of IT products/solutions for the Italian public administration) for the supply of a full-service rental (approximately 4,000 multifunctional units, consumables and installation/maintenance services) for 4 years, with a value of approximately 14 million euros.

In the area of Solutions & Services (services and applications developed by Olivetti as Hardware & Infrastructure Integrator), in the third quarter of 2013 Graphos Kit was launched in Italy. This is a packaged solution comprised of a graphometric tablet and specific software developed by Olivetti that enables SMEs (hotels, gyms, service centers, etc.) and local offices of the PA to acquire the handwritten signature of customers or citizens directly, electronically and with legal effect.

Also in the area of Solutions & Services, important graphometric signature projects were secured for two of the leading cooperative banks in the north of Italy. A new customer was also acquired in the insurance sector, and the deployment of the graphometric signature project began at the branches of the leading Italian insurance group. In the logistics and transport sector, instead, another contract was signed for a mobile graphometric signature project for a national operator in the sector.

In the area of document management, a new paperless company project was launched for a leading engineering and construction company, while in the education sector, the company was awarded the expansion of the digital teaching solution for an additional two schools in a leading private network, and the activations of the Olischool cloud solution continued at new schools, specifically in the Calabria Region.

Principal changes in the regulatory framework

Domestic

Wholesale fixed markets

Wholesale access services

During 2013, the AGCom initiated numerous correlated proceedings relating to the copper and fiber fixed-line network access services. Following the public consultations launched by the Authority in December 2012 and March 2013 to determine the level of subscription charges for 2013 for WLR, bitstream and LLU services, on July 15, 2013 AGCom notified the European Commission (Commission) of two proposed provisions concerning LLU and bitstream. The Authority proposed significant reductions: bitstream decreases from 19.50 to 15.14 euros per month (-22.36%); LLU decreases from 9.28 to 8.68 euros per month (-6.47%); WLR (decision not announced to the Commission) decreases from 11.70 to 11.14 euros per month (-4.79%).

On August 12, 2013, the Commission sent the Authority a series of comments on the two proposals notified, expressing “serious doubts” and consequently opening a “Phase II Investigation”. The Commission's doubts concern both procedural aspects (e.g. subversion of the process set out in resolution 476/12/CONS, by which the Authority introduced transitory measures concerning the economic terms and conditions for 2013, failure to use the outcomes of the contemporary market analysis and failure to notify the Commission of the proceedings relating to the WLR service for 2013), as well as methodological aspects (e.g. failure to increase the weighted average cost of capital – WACC, despite the financial crisis of the past few years, and lack of adherence to the cost of sub-loop unbundling). The “Phase II” investigation launched by the Commission suspends the approval of provisions for 3 months (up to November 2013), which could be extended to January 2014, in the event that AGCOM does not change its approaches and the Commission decides to open the “Phase IIa”.

The public consultation launched for the 3rd cycle of analysis of the copper and fiber fixed-line access markets for the three-year period 2014-2016 is expected to be concluded within the first half of 2014, due to the opening of the “Phase II” for 2013 prices, which forms the basis for the economic terms and conditions for the two-year period 2014-2015 (AGCom formally extended the deadline with resolution no. 453/13/CONS of July 25, 2013).

The reference regulatory framework could also evolve in light of the EU Recommendation on non-discrimination and the costing of wholesale access, published on September 11, 2013 .

Wholesale origination, termination and call transit

An initial proposed provision on IP interconnection resulted in the European Commission launching a “Phase II Investigation”. Following this intervention, in April 2013 the Authority withdrew the provision and, with resolution 356/13/CONS of May 21, 2013, proposed a new framework for both TDM (traditional) and IP interconnection. In line with the principle of technological neutrality, this framework includes the proposed application of a single rate, irrespective of the level of TDM network interconnection, for all interconnection services.

(eurocents/minute)	From July 1, 2013	From July 1, 2014	From July 1, 2015

Telecom Italia/other operators: Termination service	0.104	0.075	0.043
Telecom Italia: origination service	0.258	0.205	0.140
Telecom Italia: call transit service	0.126	0.111	0.093

On October 7, 2013, the Authority notified the framework to the European Commission, which has a month to make any comments it has on the proposal.

Next Generation Networks

On May 23, 2013, AGCom launched the public consultations to define the rates for access services to passive infrastructures (cable ducts, inspection pits and fiber optics), active infrastructures (bitstream NGA and VULA) and the End to End service for 2013. In addition, as part of the public consultation concerning the analysis of the retail and wholesale fixed-line access markets, the Authority proposed the rates for up to 2016 for access services to passive and active infrastructures and the End to End service (for 2014 and 2015 the values of the individual services are the result of the linear trend between the values approved for 2013 and those proposed for 2016). The table below shows the values relating to some of the most important NGAN services for the development of next generation networks:

Monthly fee (euros/month)	2012 approved	2013 AGCom proposal	2016 AGCom proposal

FTTC VULA (shared line)	14.38	13.97-14.25	10.38
FTTC VULA (naked line)	21.51	20.62-21.35	16.99-17.04
FTTH VULA (100/10)	24.90	24.90	21.12
End to End	65.10	66.91	50.67
Access to vertical in-building wiring	5.96	6.08	5.98

On October 14, 2013, resolution no. 538/13/CONS was published, with which AGCom introduced the first symmetric regulatory provision, which also extends the obligations of access to infrastructures considered a bottleneck in the NGAN network, such as sections leading to buildings and vertical fiber cabling of FTTH connections, in other words to "non-SMP-Significant Market Power" operators. In particular, starting from January 1, 2014, the Authority introduced symmetrical obligations of access to the termination segment and the sections leading to buildings at transparent, non-discriminatory conditions (although less strict in some cases for other operators than for Telecom Italia). As regards economic terms and conditions, the obligation to adhere to cost continues to apply only to Telecom Italia, while "fair and reasonable prices" are required from other "non-SMP" operators.

Retail fixed markets

Ultrabroadband deals

Starting from June 20, 2013, Telecom Italia was authorized to launch the retail offering of ultrabroadband services based on FTTCab (Fiber to the Cabinet) architecture. Telecom Italia's offering, featuring a speed of 30 Megabits per second, is subject to the restriction that a wholesale offer must be available and the offer must be able to be replicated by other operators.

Antitrust

I761 Proceeding

On March 27, 2013 the Italian Antitrust Authority initiated proceedings against several companies that provide network maintenance services for Telecom Italia, alleging the existence of an agreement restrictive of competition aimed at keeping the prices for such services artificially high. On July 10, the Authority announced that the proceedings would be extended to Telecom Italia, which, based on the documentation acquired during the inspections conducted by the Guardia di Finanza (Finance Police), is accused of coordinating the above companies in implementing the restrictive agreement.

Telecom Italia has appealed to the Administrative Court (TAR) against the opening of the preliminary investigation, on the grounds of lack of jurisdiction of the Antitrust Authority. On request by Telecom Italia, the Company was summoned for a hearing at the Offices of the Authority.

Brazil

Reduction of VU-M

On April 4, 2013 Anatel - the Brazilian National Telecommunications Agency - published Act no. 2.222/2013, which sets the values of mobile interconnection traffic (VU-M) for 2013; these values show an average reduction of 11% compared to the VU-M applied in 2012. For the coming years, the rules defined in Resolution no. 600/2012 are expected to be applied. Among other aspects, this Resolution approves the "Plano Geral de Metas de Competição" (General Plan for Competition Targets) – PGMC, based on which, starting from February 24, 2014 the VU-M may be up to 75% of the value of the VU-M in force at December 31, 2013 and, starting from February 24, 2015, the VU-M will be up to 50% of the value of the VU-M in force as at December 31, 2013.

On September 30, 2013, Anatel submitted its proposed rule for defining the maximum values of MTR and leased lines, which will be implemented starting from 2016. The results of this are expected to be disclosed by the end of 2013.

On September 12, 2013 the Wholesale Offers Trading System (Sistema de Negociação de Ofertas de Atacado - SNOA) became operational. This is a system managed by an independent authority and used by companies with Significant Market Power (SMP), which provides greater transparency and effectiveness in the obligation to treat different operators equally, with the aim of guaranteeing its use exclusively through this integrated system for the Wholesale market.

Quality and the “drop calls Infinity” case

In July 2012, as a result of the Anatel decision, which suspended the marketing and activation of new accesses by TIM (19 states), Oi (5 states) and Claro (3 states), TIM submitted its Plan for Improvement of the Quality of Mobile and Personal Services (SMP). The Plan for Improvement establishes TIM's commitments to improve the Quality of the Mobile and Personal Services in all states, capitals and municipalities with more than 300,000 inhabitants, for the next two years (July 2012 - July 2014), and includes: (i) network indicators; (ii) customer service indicators; (iii) service interruption indicators; and (iv) indicators of investment in the network.

In 2013,  Anatel disclosed three “waves” (stages) of assessment of the Plans for Improvement (February, May and July), showing a gradual evolution of the results achieved, and ascertaining that, in the last assessment disclosed, TIM's results fell within the benchmark parameters in most cases, achieving improvements both in access and in calls being dropped, as well as in data connection indices.

Furthermore, in 2010 Anatel began an investigation of the Infinity Plan long-duration calls being dropped, which culminated in 2012 in the investigation on alleged irregularities by the company. In May 2013, Anatel reached the conclusion that TIM had not committed any fraudulent conduct in its operations. The case was closed with an administrative fine relating to the quality and "call drop" ratios for 2012.

RAN Sharing

The goal of the RAN Sharing (access network sharing) project between TIM and Oi is to provide an efficient service in the 12 cities hosting matches for the 2014 World Cup and, ahead of the event, to fulfill the obligations assumed following the award of the 4G licenses for the introduction of new LTE mobile broadband technology.

TIM believes that the Brazilian telecommunications market is mature enough for the opportunities of sharing infrastructures, mainly antennae, sites and transmission. In this regard, the authorities have recognized that the RAN Sharing project is an effective technological solution to deal with difficulties such as the rational use of land, visual impacts, lower energy consumption and lower electromagnetic radiation.

This innovative solution, both from the technical and regulatory viewpoints, was assessed by Anatel and the Brazilian Antitrust Authority (CADE). Having been approved by both authorities, without restriction, following an in-depth analysis, this solution is already an integral part of the roll out of the 2.5GHz 4G network.

Argentina

Administrative fines relating to the interruption of services of Telecom Argentina and Personal

The regulatory framework that governs the supply of services by Telecom Argentina and Personal envisages the possibility of interruptions in the supply of services and also establishes exemptions from liability for possible service issues, in the event of unforeseen circumstances or force majeure. Specifically, the list of conditions of the Mobile Phone Service (approved with Decree no. 1461/93) and the general regulations of the Personal Communications Service (approved with Resolution SC no. 60/96) provide for a regime of penalties that take account of the duration of the interruption of service, with no penalties for complete interruptions of service of no more than 24 hours and for partial interruptions of service for periods of less than 7 days. The companies in the Telecom Argentina Group implement all the necessary actions to avoid such events and ensure their prompt resolution if they occur.

However, the National Telecommunications Commission (CNC) recently launched several administrative proceedings against Telecom Argentina and Personal relating to various events that occurred on the network, including several cases triggered by unforeseen circumstances or force majeure, imposing fines of varying amounts on the companies in the Telecom Argentina Group.

Telecom Argentina and Personal have filed their defense petitions against these administrative penalty procedures. At today's date, the proceedings have not been concluded, and consequently both the administrative rulings and the related penalties are not yet definitive.

Resolution SC no. 1/13

Resolution SC no. 1/13, published on April 8, 2013, requires that all mobile telephony operators guarantee the supply of the service, also in emergency situations or catastrophes. In such cases, the normal supply of the service must be restored within a maximum of one hour. In any event, mobile telephony operators are required to grant priority to emergency services in the areas involved.

In addition, Resolution no. 1/13 requires mobile telephony operators to submit an emergency plan within 45 days to guarantee the continuity of the service under such circumstances.

As things stand, Personal has filed an appeal against Resolution SC no. 1/13, setting out the grounds for the revision of the resolution. Notwithstanding, Personal has fulfilled its commitments, submitting an Emergency Plan, drawn up together with other mobile telephony operators within the meetings with the Supervisory Authorities.

Resolution SC no. 5/13

Resolution SC no. 5/13, published on July 2, 2013, approved "Regulations on the quality of telecommunications services", which, among other things, sets out new quality criteria for telecommunications services provided on public fixed-line and mobile networks, for all operators in Argentina.

Prior to its implementation, the regulation will be subject to audit and technical inspection procedures, which must be conducted by the CNC within 90 business days from publication of the Resolution.

Currently, the Management of Telecom Argentina and Personal is analyzing the possible effects of the new Resolution on its operations and financial situation, as well as the actions to be implemented.

Media

Digital frequencies

In 2009, AGCom adopted Decision 181/09/CONS, enacted in article 45 of Law 88/2009, setting forth criteria for the full digital switchover of terrestrial television networks. On the basis of this measure, the Ministry for Economic Development (MISE) allocated licenses to the digital frequencies. The measure was necessary due to the infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed.

TIMB, Telecom Italia Media Group’s digital terrestrial broadcaster, holds licenses to four national networks, two of which are analog (analog channels LA7 and MTV) and two are digital (MBONE and TIMB1) and as such its interests were damaged in 2009 when it was awarded only three DVB-T digital frequencies.

Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.

Specifically, on June 28, 2012 the definitive assignment of user licenses for digital frequencies was ruled in favor of TIMB, to be broadcast in DBV-T digital technology for a period of twenty years. The same ruling expressly provides for the possibility of submitting a request, by May 26, 2016, for review of the limits to the user licenses pursuant to art. 14, subsections 4 to 7, and art. 14 bis of Legislative Decree 259/03.

As part of the efforts aimed at responding to the European Commission findings, in 2010, AGCom adopted Decision 497/10/CONS providing for the allocation of licenses to additional “digital dividend” frequencies free of charge, in what came to be known as the “beauty contest”. This was subsequently canceled on April 28, 2012 through Law 44/12 and replaced with an economic auction according to the new criteria identified by AGCom in Resolution 277/13/CONS, adopted on April 11, 2013.

Resolution 277/13/CONS on the new criteria for assignment of the digital dividend frequencies, 3 Lots will be auctioned:

•

L1 (CH 6 VHF and 23 UHF) 89.5% population coverage;

•

L2 (CH 7 and 11 VHF) 91.1% population coverage;

•

L3 (CH 25 and 59 UHF) 96.6% population coverage.

The starting price of the auction indicated by AGCom is determined based on the compensation paid to local broadcasters for freeing up the 800 MHz spectrum frequencies (former channels 61-69) and amounts to approximately 30 million euros per Lot.

New entrants and existing operators with a digital network can participate in the auctions for all three Lots. Rete A can participate in the auctions for Lot L1 and Lot L3 and SKY Italia can participate only in the auction for Lot L2, and they are also required to guarantee unencrypted programming for at least three years from the award of the tender.

TI Media is again being treated as equivalent to RAI and Mediaset, and cannot participate in the tender. As a result of these limitations, unlike the other existing network operators, TIMB will not be able to hold 4 DVB-T networks.

The resolution also removes the frequencies CH 54, 55 and 58 UHF from the tender, changing the National Frequencies Plan (PNAF), which decreases from 25 to 22 digital networks. The new Plan immediately reserves channels 57-60 UHF for mobile services. The changes to the PNAFD will also result in a revision of the current assignments and the resolution of the problems of interference and international coordination, including the substitution of CH 60 UHF assigned to TIMB with CH 55 UHF. Channel 60 UHF has problems of international coordination with Malta and considerable problems due to interference with the adjacent frequencies used for mobile telephony (800 MHz LTE, former TV channels 61-69 UHF).

The substitution should be completed by June 30, 2015.

In September 2013, as requested by the MISE, TIMB substituted the channel in the Sicily Region, an area that is not co-ordinated with Malta. In the rest of the area, TIMB will plan gradual substitution, during which it will ask MISE for authorization to broadcast on both frequencies.

Lastly, in response to the requests of the European Commission, AGCom shall ensure compliance with the achievement of the cap of 5 DVB-T multiplexes in the event of conversion, transfer or acquisition of television frequency user licenses.

Law 44/12 also requires AGCom to set administrative license fees to be applied from January 1, 2013, for the use of television frequencies by broadcasters. Currently, this regulation has not yet been drawn up.

Potential use of frequencies for mobile technology

Based on the 2011 Stability Law, the frequencies 790-862 MHz (former television channels CH 61-69 UHF), in short "the 800 band", originally assigned to local TV networks, were assigned to broadband mobile communications services.

In this context, various scenarios are possible following 2015, when an advanced version of LTE will be introduced, and new frequencies can be assigned for LTE mobile telephony, possibly also including the 700 MHz band (694-790 MHz frequencies).

In view of this deadline, the Government Authorities are likely to reorganize the spectrum of frequencies to enable the development of mobile broadband services, with the consequent reduction in resources to be used for digital terrestrial television [see art. 3, paragraph 1, letter b) of Decision no. 243/1012/EU of the European Parliament and Council of March, 14, which sets out a long-term program for radio spectrum policy, as well as resolution 232 (COM5/10(WRC12)). Mobile broadband up to 96 MHz (channels 49-56 UHF), which are currently used by national television broadcasters, could be freed up.

It is also noted that the competent authorities are also studying solutions to ensure the implementation of the strategies set at supranational level, with progressive scenarios subsequent to 2015 (for example, 2020), which contemplate the following:

•

in dealing with the convergence of services and technologies, the European Commission has adopted a more flexible approach to managing the radio spectrum, based on the principle of the neutrality of technology and services; as a result, the radio spectrum, which in the past was used by a single service, may be shared by various applications, balancing the underlying public interests;

•

the user licenses assigned to broadcasters have a term of twenty years, with the resulting need to establish alternative solutions for broadcasters to reduce or offset the effects of the described reorganization of the spectrum (i.e.: refarming of underused frequencies or, as an extreme measure, compensation for damages);

•

a verification is under way of the compatibility of television and radio services for the 700 MHz band, which could be part of the next global conference on radio communications to be held in 2015.

Corporate Boards at September 30, 2013

Board of Directors

The shareholders’ meeting held on April 12, 2011 appointed the new Board of Directors of the Company, composed of 15 directors, with a three-year term of office (until the approval of the financial statements for the year ended December 31, 2013). On April 13, 2011, the Board of Directors thus appointed Franco Bernabè as Executive Chairman (Chairman of the Board and Chief Executive Officer), Aldo Minucci as Deputy Chairman and Marco Patuano as Managing Director and Chief Operating Officer.

Subsequently, on May 15, 2012, the shareholders’ meeting confirmed the appointment to the end of the three-year term of office of the directors Lucia Calvosa and Massimo Egidi, who were co-opted to replace, respectively, the resigning directors Ferdinando Falco Beccalli and Francesco Profumo.

On September 13, 2013 Elio Cosimo Catania submitted his resignation from the position of Director. At September 30, 2013 the members of the board of directors were as follows:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

On October 3, 2013, Franco Bernabè submitted his resignation from the position of Chairman of the Board of Directors and director of the Company. On the same date, the Board of Directors assigned, on a provisional basis, the authorizations and organizational responsibilities previously assigned to the Chairman to the Managing Director, Marco Patuano (now Chief Executive Officer), while the role of Chairman of the Board and legal representation of Telecom Italia remained with the Deputy Chairman, acting as a substitute.

On the same date, the Board co-opted Angelo Provasoli to replace Elio Cosimo Catania. The new director is also classified as independent pursuant to the requirements set forth in the Corporate Governance Code of Borsa Italiana.

At the date of approval of this document, the members of the board of directors were as follows:

Deputy Chairman	Aldo Minucci
Chief Executive Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Angelo Provasoli (independent)

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

The updated composition of the board committees is as follows:

•

Executive Committee - Deputy Chairman, Chief Executive Officer, Directors Julio Linares López, Renato Pagliaro and Mauro Sentinelli;

•

Control and Risk Committee - Directors Jean Paul Fitoussi, Lucia Calvosa, Mauro Sentinelli and Luigi Zingales; pending the appointment of a Committee Chairman (position previously held by Elio Cosimo Catania), director Jean Paul Fitoussi is performing this role as a substitute, in light of the provisions of the Company's corporate governance;

•

Nomination and Remuneration Committee - Directors Jean Paul Fitoussi (Chairman, asked to cover this role in the meeting of October 2, 2013 in substitution of Elio Cosimo Catania), Gabriele Galateri di Genola and Massimo Egidi.

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

The curricula vitae of the members of the board of directors can be consulted at the address www.telecomitalia.com.

Board of Statutory Auditors

The ordinary shareholders’ meeting held on May 15, 2012 appointed the board of statutory auditors of the Company which will remain in office until the approval of the financial statements for the year 2014. At the shareholders’ meeting of April 17, 2013, Roberto Capone was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the board of statutory auditors.

The board of Statutory Auditors was composed as follows at September 30, 2013:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

The curricula vitae of the members of the board of statutory auditors can be consulted at the address www.telecomitalia.com.

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart – Telecom Italia Group at September 30, 2013

BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
CHAIRMAN
FRANCO BERNABÈ
SPECIAL INITIATIVES AND PROJECTS
UMBERTO RAPETTO
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
CORPORATE IDENTITY & PUBLIC RELATIONS
MARCELLA ELVIRA LOGLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
ADMINISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
SECURITY
DAMIANO TOSELLI
TI MEDIA
SEVERINO SALVEMINI
SOUTH AMERICA CENTRAL MANAGEMENT
FRANCO BERTONE
TIM PARTICIPAÇÕES
RODRIGO ABREU
TELECOM ARGENTINA
STEFANO DE ANGELIS
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
PMO
Access Network Spin Off
Pietro Labriola
Strategic Projects Planning & Monitoring
Mario Di Mauro
INDUSTRY RELATIONS & CROSS BUSINESS INITIATIVES
LUCY LOMBARDI
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
HUMAN RESOURCES AND ORGANIZATION
MARIO DI LORETO
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
CARING SERVICES DIVISION
STEFANO CIURLI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI

At the meeting of October 3, 2013, following the resignation of Franco Bernabè, the board of directors of Telecom Italia assigned, on a provisional basis, the authorizations and organizational responsibilities previously assigned to Mr. Bernabè to the Managing Director, Marco Patuano.

Information for Investors

Telecom Italia S.p.A. Share Capital at September 30, 2013

Share capital	10,693,740,302.30 euros
Number of ordinary shares (par value 0.55 euros each)	13,417,043,525
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on September 2013 average prices)	10,694 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at September 30, 2013, supplemented by communications received and other available sources of information (ordinary shares):

Foreign Companies
3.84%
Other Italian Shareholders
19.85%
Other Foreign Shareholders
0.10%
TELCO
22.39%
Telecom Italia Group
1.21%
Italian Institutional
Companies
4.53%
Foreign Institutional
Companies
47.02%
Italian Companies
1.06%

The shareholders of Telco are as follows (with the following investments in terms of capital with voting rights): Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%), all having signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The agreement was updated on September 24, 2013, as per the extract published on September 30, 2013.

Major Holdings in Share Capital

At September 30, 2013, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.387%
Findim Group S.A.	Direct	4.999%
UBS AG	Direct and Indirect	2.068% (*)

(*) of which 1.144% with voting rights.

Please note that:

•

Blackrock Inc. communicated that, as an asset management company, it indirectly held a quantity of ordinary shares that at October 1, 2013 was equal to 5.133% of total Telecom Italia S.p.A. ordinary shares;

•

Findim Group S.A. communicated that it directly held a quantity of ordinary shares that at October 11, 2013 was equal to 5.004% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

•

The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at Variable Rates, Open Special Series, Reserved for Subscription by Employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2011-2013.

•

By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. euros 1,250,000,000 5.375 per cent. Notes due 2019”, with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2013 to September 30, 2013

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

125.00
120.00
115.00
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
70.00
65.00
60.00
0.8721
0.8372
0.8023
0.7674
0.7326
0.6977
0.6628
0.6279
0.5930
0.5581
0.5233
0.4884
0.4535
0.4186
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Telecom Italia Ord.
Telecom Italia Sav.
FTSE Italy All-Shares
Dow Jones Stoxx TLC

Chart based on Telecom Italia ord. share price of EUR 0.6977 at January 2, 2013 – Stock market prices. Source: Reuters

Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1557 at January 2, 2013 – Stock market prices. Source: Reuters.

Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 7.7626 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Argentina S.A. (Class B ordinary shares) vs. MERVAL Index (in Argentine pesos)

Chart based on Telecom Argentina Class B price ARS 16.40 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares, 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at September 30, 2013

At September 30, 2013, the three major rating agencies — Standard & Poor’s, Moody’s, and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR’S	BBB -	Negative
MOODY’S	Baa3	Under review for downgrade
FITCH RATINGS	BBB -	Negative

On October 7, 2013, Standard & Poor’s placed Telecom Italia's BBB- rating under observation for a possible future downgrade, while on October 8, 2013 Moody’s downgraded Telecom Italia's rating by 1 notch to Ba1 (from Baa3) with a negative outlook.

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013, the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Significant Non Recurring Events and Transactions

The effect of non-recurring events and transactions on the results of the Telecom Italia Group is set out below.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1/1 - 9/30	1/1 - 9/30
	2013	2012

Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses	−	(13)
Sundry expenses	(85)	(11)
Employee benefits expenses:
Restructuring expenses	(21)	(17)
Impact on EBITDA	(106)	(41)
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	4	21
Losses on disposals of non-current assets	(100)	−
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(2,187)	−
Impairment loss on non-current tangible fixed assets for restructuring	−	(2)
Impact on EBIT	(2,389)	(22)
Other income (expenses) from investments:
Net losses on disposal of other investments	−	(2)
Finance expenses:
Miscellaneous finance expenses	−	(4)
Impact on profit (loss) before tax from continuing operations	(2,389)	(28)
Effect on income taxes on non-recurring items	6	1
Income/(expenses) relating to discontinued operations	(6)	−
Impact on profit (loss) for the period	(2,389)	(27)

Positions or transactions resulting from atypical and/or unusual operations

It should be noted that, in the first nine months of 2013, the Telecom Italia Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

Alternative Performance Measures

In this Interim Report at September 30, 2013 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to determine the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first nine months of 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure was introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with non-current assets held for sale
a)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in non-current assets held for sale
b)	Financial assets
c=(a - b)	Net financial debt carrying amount
d)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
e=(c + d)	Adjusted net financial debt

Footnotes

(1)

1The average exchange rates used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), equaled 2.79132 in the first nine months of 2013 and 2.45541 in the first nine months of 2012. For the Argentine peso, the exchange rates used equaled 6.95181 in the first nine months of 2013 and 5.71461 in the first nine months of 2012. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

Telecom Italia Group Condensed Consolidated Financial Statements

at September 30, 2013

Contents

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2013

Consolidated Statement of Financial Position

76

Separate Consolidated Income Statements

78

Consolidated Statements of Comprehensive Income

79

Consolidated Statements of Changes in Equity

80

Consolidated Statements of Cash Flows

82

Note 1 Form, content and other general information

84

Note 2 Accounting policies

88

Note 3 Goodwill

93

Note 4 Other intangible assets

94

Note 5 Tangible assets  (owned and under finance leases)

96

Note 6 Equity

97

Note 7 Financial liabilities  (non-current and current)

99

Note 8 Net financial debt

109

Note 9 Supplementary disclosures on financial instruments

110

Note 10 Contingent liabilities, other information

112

Note 11 Segment reporting

119

Note 12 Related party transactions

123

Note 13 Events subsequent to September 30, 2013

128

Consolidated Statements of Financial Position

Assets

(millions of euros)		nots	9/30/2013	12/31/2012

Non-current assets
Intangible assets
Goodwill		3)	30,039	32,410
Other intangible assets		4)	7,346	7,927
			37,385	40,337
Tangible assets		5)
Property, plant and equipment owned			13,730	14,465
Assets held under finance leases			937	1,014
			14,667	15,479
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			65	65
Other investments			44	39
Non-current financial assets			1,385	2,496
Miscellaneous receivables and other non-current assets			1,504	1,496
Deferred tax assets			961	1,432
			3,959	5,528
Total Non-current assets	(a)		56,011	61,344
Current assets
Inventories			580	436
Trade and miscellaneous receivables and other current assets			6,628	7,006
Current income tax receivables			28	77
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,873	1,256
Cash and cash equivalents			5,456	7,436
			7,329	8,692
Current assets sub-total			14,565	16,211
Discontinued operations/Non-current assets held for sale
of a financial nature			−	−
of a non-financial nature			−	−
			−	−
Total Current assets	(b)		14,565	16,211
Total Assets	(a+b)		70,576	77,555

Equity and Liabilities

(millions of euros)		note	9/30/2013	12/31/2012

Equity		6)
Share capital issued			10,693	10,693
less: treasury shares			(89)	(89)
Share capital			10,604	10,604
Paid-in capital			1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			4,929	7,070
Equity attributable to owners of the Parent			17,237	19,378
Equity attributable to Non-controlling interests			3,360	3,634
Total Equity	(c)		20,597	23,012
Non-current liabilities
Non-current financial liabilities		7)	30,210	34,091
Employee benefits			867	872
Deferred tax liabilities			576	848
Provisions			848	863
Miscellaneous payables and other non-current liabilities			843	1,053
Total Non-current liabilities	(d)		33,344	37,727
Current liabilities
Current financial liabilities		7)	7,691	6,150
Trade and miscellaneous payables and other current liabilities			8,827	10,542
Current income tax payables			117	124
Current liabilities sub-total			16,635	16,816
Liabilities directly associated with Discontinued operations/non-current assets held for sale
of a financial nature			−	−
of a non-financial nature			−	−
			−	−
Total Current Liabilities	(e)		16,635	16,816
Total Liabilities	(f=d+e)		49,979	54,543
Total Equity and Liabilities	(c+f)		70,576	77,555

Separate Consolidated Income Statements

	3rd Quarter	3rd Quarter	1/1 - 9/30	1/1 - 9/30
(millions of euros)	2013	2012	2013	2012

Revenues	6,629	7,268	20,389	22,061
Other income	58	61	168	169
Total operating revenues and other income	6,687	7,329	20,557	22,230
Acquisition of goods and services	(2,926)	(3,176)	(9,080)	(9,676)
Employee benefits expenses	(838)	(895)	(2,769)	(2,901)
Other operating expenses	(418)	(442)	(1,359)	(1,339)
Change in inventories	60	50	174	112
Internally generated assets	132	135	410	434
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,697	3,001	7,933	8,860
Depreciation and amortization	(1,223)	(1,301)	(3,813)	(3,977)
Gains (losses) on disposals of non-current assets	7	(6)	(74)	10
Impairment reversals (losses) on non-current assets	−	(3)	(2,212)	(3)
Operating profit (loss) (EBIT)	1,481	1,691	1,834	4,890
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	−	−	(4)
Other income (expenses) from investments	−	(2)	2	(2)
Finance income	200	203	1,687	1,475
Finance expenses	(712)	(686)	(3,148)	(2,875)
Profit (loss) before tax from continuing operations	969	1,206	375	3,484
Income tax expense	(347)	(399)	(980)	(1,221)
Profit (loss) from continuing operations	622	807	(605)	2,263
Profit (loss) from Discontinued operations/non-current assets held for sale	(9)	−	(6)	−
Profit (loss) for the period	613	807	(611)	2,263
Attributable to:
Owners of the Parent	505	696	(902)	1,938
Non-controlling interests	108	111	291	325

(euro)	1/1 - 9/30	1/1 - 9/30
	2013	2012

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)

Ordinary Share	(0.05)	0.10
Savings Share	(0.05)	0.11
of which:
from Continuing operations
Ordinary Share	(0.05)	0.10
Savings Share	(0.05)	0.11
from Discontinued operations/Non-current assets held for sale
Ordinary Share	−	−
Savings Share	−	−

Consolidated Statements of Comprehensive Income

Note 6

(millions of euros)		3rd Quarter 2013	3rd Quarter 2012	1/1 - 9/30 2013	1/1 - 9/30 2012

Profit (loss) for the period	(a)	613	807	(611)	2,263
Other components of the Consolidated Statements of Comprehensive Income:
Other components that subsequently will not be reclassified in the separate consolidated income statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains and losses		−	−	3	4
Net fiscal impact		−	−	(2)	(1)
	(b)	−	−	1	3
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	−	−
Net fiscal impact		−	−	−	−
	(c)	−	−	−	−
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	−	−	1	3
Other components that subsequently will be reclassified in the separate consolidated income statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		10	15	(21)	46
Loss (profit) transferred to the Separate Consolidated Income Statement		(9)	−	(8)	1
Net fiscal impact		2	(3)	8	(10)
	(e)	3	12	(21)	37
Hedging instruments:
Profit (loss) from fair value adjustments		(56)	36	(528)	(40)
Loss (profit) transferred to the Separate Consolidated Income Statement		41	(138)	318	(99)
Net fiscal impact		5	30	60	40
	(f)	(10)	(72)	(150)	(99)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(448)	(407)	(1,068)	(744)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(g)	(448)	(407)	(1,068)	(744)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(h)	−	−	1	−
Total other components that subsequently will be reclassified in the separate consolidated income statements	(i=e+f+g+h)	(455)	(467)	(1,238)	(806)
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(455)	(467)	(1,237)	(803)
Total comprehensive income (loss) for the period	(a+k)	158	340	(1,848)	1,460
Attributable to:
Owners of the Parent		304	433	(1,621)	1,451
Non-controlling interests		(146)	(93)	(227)	9

Consolidated Statements of Changes in Equity

Changes in equity from January 1, 2012 to September 30, 2012

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694
Changes in equity during the period:
Dividends approved								(895)	(895)	(99)	(994)
Total comprehensive income (loss) for the period			37	(99)	(428)	3		1,938	1,451	9	1,460
Grant of equity instruments								1	1		1
Other changes									−	5	5
Balance at September 30, 2012	10,604	1,704	33	(173)	661	199	(1)	10,320	23,347	3,819	27,166

 (*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the period”.

Changes in Equity from January 1, 2013 to September 30, 2013

Note 6

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012
Changes in equity during the period:
Dividends approved								(452)	(452)	(55)	(507)
Total comprehensive income (loss) for the period			(21)	(150)	(550)	1	1	(902)	(1,621)	(227)	(1,848)
Effect of equity transactions of TI Media								(23)	(23)	23	−
Telecom Argentina group buy-back of treasury shares								(39)	(39)	(6)	(45)
Other changes								(6)	(6)	(9)	(15)
Balance at September 30, 2013	10,604	1,704	22	(533)	(46)	155	−	5,331	17,237	3,360	20,597

Consolidated Statements of Cash Flows

(millions of euros)		1/1 - 9/30	1/1 - 9/30
		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(605)	2,263
Adjustments for:
Depreciation and amortization		3,813	3,977
Impairment losses (reversals) on non-current assets (including investments)		2,216	4
Net change in deferred tax assets and liabilities		265	470
Losses (gains) realized on disposals of non-current assets (including investments)		72	(8)
Share of profits (losses) of associates and joint ventures accounted for using the equity method		−	4
Change in provisions for employees benefits		(13)	(14)
Change in inventories		(140)	(94)
Change in trade receivables and net amounts due from customers on construction contracts		487	674
Change in trade payables		(904)	(833)
Net change in current income tax receivables/payables		34	(94)
Net change in miscellaneous receivables/payables and other assets/liabilities		(226)	(306)
Cash flows from (used in) operating activities	(a)	4,999	6,043
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,468)	(1,304)
Purchase of tangible assets on an accrual basis		(1,985)	(2,076)
Total purchase of intangible and tangible assets on an accrual basis		(3,453)	(3,380)
Change in amounts due to fixed asset suppliers		(453)	(627)
Total purchase of intangible and tangible assets on a cash basis		(3,906)	(4,007)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		−	(2)
Change in financial receivables and other financial assets		366	197
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(108)	(7)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		78	48
Cash flows from (used in) investing activities	(b)	(3,578)	(3,778)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,489)	(290)
Proceeds from non-current financial liabilities (including current portion)		2,793	3,086
Repayments of non-current financial liabilities (including current portion)		(3,907)	(3,931)
Share capital increases/decreases and other changes in Equity (including subsidiaries)		9	(2)
Dividends paid		(540)	(1,027)
Changes in ownership interests in consolidated subsidiaries		(45)	−
Cash flows from (used in) financing activities	(c)	(3,179)	(2,164)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(1,758)	101
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(252)	(108)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,387	6,663

Additional Cash Flow Information
(millions of euros)		1/1 - 9/30	1/1 - 9/30
		2013	2012

Income taxes (paid) received		(609)	(800)
Interest expense paid		(2,126)	(2,726)
Interest income received		808	1,282
Dividends received		2	1
Analysis of Net Cash and Cash Equivalents

(millions of euros)		1/1 - 9/30	1/1 - 9/30
		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations		5,456	6,754
Bank overdrafts repayable on demand – from continuing operations		(69)	(92)
Cash and cash equivalents - from Discontinued operations/non-current assets held for sale		−	1
Bank overdrafts repayable on demand – from Discontinued operations/non-current assets held for sale		−	−
		5,387	6,663

Note 1
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent Telecom Italia are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the Company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group condensed consolidated financial statements at September 30, 2013 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”) and  with reference to CONSOB Communication DEM/8041082 dated April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Telecom Italia Group interim condensed consolidated financial statements at September 30, 2013 do not include all the information required for annual consolidated financial statements. Therefore, these financial statements must be read in conjunction with the Telecom Italia Group consolidated financial statements for 2012.

For comparability purposes the consolidated statement of financial position at December 31, 2012, the separate consolidated income statement and the consolidated statement of comprehensive income for the third quarter 2012 and for the first nine months of 2012, as well as the consolidated statement of cash flows and the consolidated statement of changes in equity for the first nine months of 2012 have been presented.

The comparative figures for the first nine months of 2012 have been restated following the completion of the allocation of the purchase prices for the acquisitions of Tim Fiber SP and Tim Fiber RJ in accordance with IFRS 3 "Business Combinations", which requires that “during the measurement period, the acquirer shall recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date". The completion of said measurement process, which took place in the last quarter of 2012, resulted in an increase of 10 million euros in depreciation and amortization and a decrease in taxes of 28 million euros on the separate consolidated income statement for the first nine months of 2012. This latter change was also impacted by the effects of the merger by incorporation of the two companies into Tim Celular during the third quarter of 2012, which made the depreciation and amortization relating to the higher value allocated to tangible and intangible assets relevant for tax purposes.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group condensed consolidated financial statements at September 30, 2013 was approved by resolution of the board of directors’ meeting held on November 7, 2013.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets the consolidated statement of comprehensive income includes the profit (loss) for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Segment Reporting

An operating segment is a component of an entity:

•

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for Telecom Italia the Board of Directors) to be allocated to the segment and assess its performance; and

•

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the relative support activities;

•

Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•

Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•

Media: network operator through Telecom Italia Media Broadcasting;

•

Olivetti: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at September 30, 2013 compared to December 31, 2012 are listed below.

Entry/exit of companies in/from the scope of consolidation:

Company		Business Unit	Month

Entry
Latin American Nautilus Puerto Rico LLC	new company	Domestic	September 2013
Exit
MTV Italia S.r.l.	sold	Media	September 2013
MTV Pubblicità S.r.l.	sold	Media	September 2013
Tecnoservizi Mobili S.r.l.	liquidated	Domestic	June 2013
La7 S.r.l.	sold	Media	April 2013

In addition to that noted above, the changes in the scope of consolidation at September 30, 2013 compared to September 30, 2012 are listed below:

Exit of companies from the scope of
consolidation:

Company		Business Unit	Month

Matrix S.p.A.	sold	Other Operations	October 2012
Olivetti Holding B.V.	liquidated	Other operations	October 2012

Merger of subsidiaries:

Company		Business Unit	Month

4G Holding S.p.A.	merged in 4G Retail S.r.l.	Domestic	November 2012
Mediterranean Nautilus B V.	merged in Lan Med Nautilus Ltd	Domestic	November 2012
Saiat Società Attività Intermedie Ausiliarie TLC S.p.A.	merged in Telecom Italia S.p.A.	Other operations	November 2012

The breakdown by number of subsidiaries, associates and joint ventures of the Telecom Italia Group is as follows:

	9/30/2013
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	38	62	100
joint ventures accounted for using the equity method	-	-	-
associates accounted for using the equity method	14	-	14
Total companies	52	62	114

	12/31/2012
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	58	61	119

	9/30/2012
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	44	64	108
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	14	-	14
Total companies	59	64	123

Note 2
Accounting policies

Going concern

The condensed consolidated financial statements at September 30, 2013 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors, which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

–

changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

–

variations in business conditions;

–

changes to laws and regulations (price and rate variations);

–

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

–

financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

•

the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, as described in the paragraph “Share capital information” under the Note “Equity” in the annual consolidated financial statements at December 31, 2012;

•

the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2012.

Accounting policies and principles of consolidation

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at September 30, 2013 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2012, to which reference can be made, except for:

•

the use of the new standards/interpretations adopted by the Group since January 1, 2013, described below;

•

the measurement of goodwill for which it was not considered necessary to perform an update of the verification of its recoverability, already performed as of June 30, 2013 and which will be performed again for the annual report as of December 31, 2013, on the basis of the flows envisaged in the new Industrial Plan and information available from the market.

Furthermore, in the condensed consolidated financial statements at September 30, 2013, income taxes for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (limited to those for which refunds have not been requested), as well as deferred tax assets, and classified in “Deferred tax liabilities”. If that balance is an asset, it is conventionally recognized in “Deferred tax assets”.

Use of estimates

The preparation of the condensed consolidated financial statements at September 30, 2013 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

In relation to the most important accounting estimates, reference should be made to the information provided in the annual consolidated financial statements at December 31, 2012.

New Standards and Interpretations endorsed by EU in force from January 1, 2013

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force starting from January 1, 2013 are indicated and briefly illustrated below.

•

Amendments to IAS 1 (Presentation of Financial Statements)

On June 5, 2012, Regulation EC no. 475-2012 was issued, adopting at EU level several amendments to IAS 1 made by the IASB, concerning the presentation of items of other comprehensive income. Specifically, these amendments require that other items of comprehensive income be separately grouped, distinguishing between those that may be reclassified (“transferred”) to the separate income statement and those that may not be reclassified.

The adoption of these amendments had no impact in terms of the measurement of financial statement items, and had a limited impact on the disclosure provided in these condensed consolidated financial statements at September 30, 2013.

•

Amendments to IFRS 7 (Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities)

On December 13, 2012 Regulation EC no. 1256-2012 was issued, adopting at EU level several amendments to IFRS 7 by the IASB, concerning disclosures on the offsetting of financial assets and liabilities.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2013.

•

Amendments to IAS 12 (Income Taxes)

On December 11, 2012 Regulation EC no. 1255-2012 was issued, applying the amendments to IAS 12 at EU level. According to IAS 12, an entity shall determine deferred tax liabilities relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale of the asset. The amendment establishes the assumption that the carrying amount is usually recovered through sale.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2013.

•

IFRS 10 (Consolidated Financial Statements) and IAS 27 (Separate Financial Statements)

On December 11, 2012 Regulation EC no. 1254-2012 was issued, applying at EU level IFRS 10, which fully replaces SIC 12 (Consolidation - Special Purpose Entities - Vehicle Companies), as well as the parts of IAS 27 (“Consolidated and Separate Financial Statements”, now renamed “Separate Financial Statements”) that establish how and when consolidated financial statements must be prepared.

IFRS 10 introduces some changes to the definition of the concept of control, also including several application guidelines (including agency relationships and the ownership of potential voting rights).

The verification of control requirements must be conducted on an ongoing basis, not just at the time the investment is acquired.

IAS 27 revised defines the accounting principles for investments in subsidiaries, joint ventures and associates when a company decides, or is required by local law, to draw up separate (not consolidated) financial statements.

As permitted by said Regulation, the Telecom Italia Group decided to adopt the standards in question starting with the half-year condensed consolidated financial statements at June 30, 2013; in any event, their application had no impact on the condensed consolidated financial statements at September 30, 2013.

•

IFRS 11 (Joint Arrangements)

The above-mentioned Regulation EC no. 1254-2012 applied at EU level IFRS 11, which fully replaces IAS 31 (Interests in Joint Ventures), as well as SIC 13 (Jointly Controlled Entities — Non-Monetary Contributions by Venturers).

According to IFRS 11, participants in a joint venture must measure their investments using the equity method. Thus, proportionate consolidation is not longer permitted.

As permitted by said Regulation, the Telecom Italia Group decided to adopt the standard in question starting with the half-year condensed consolidated financial statements at June 30, 2013; in any event, its application had no impact on the condensed consolidated financial statements at September 30, 2013.

•

IAS 28 (Investments in Associates and Joint Ventures)

The above-mentioned Regulation EC no. 1254-2012 applied at EU level IAS 28 revised, which aims to define the accounting principles for investments in associates and the requirements for applying the equity method when accounting for investments in associates and joint ventures.

As permitted by said Regulation, the Telecom Italia Group decided to adopt the standard in question starting with the half-year condensed consolidated financial statements at June 30, 2013; in any event, its application had no impact on the condensed consolidated financial statements at September 30, 2013.

•

IFRS 12 (Disclosure of Interests in Other Entities)

The above-mentioned Regulation EC no. 1254-2012 applied at EU level IFRS 12, which defines the disclosure to be provided in the financial statements in order to evaluate the nature of, and risks associated with all forms of investment in other entities, including joint arrangements, subsidiaries, associates, vehicle companies and special purpose companies.

The disclosure required shall be provided in the notes to the annual consolidated financial statements at December 31, 2013, and, therefore, the introduction of the new standard did not have any impact on the disclosure provided on the condensed consolidated financial statements at September 30, 2013.

•

IFRS 13 (Fair Value Measurement)

On December 11, 2012, Regulation EC no. 1255-2012 was issued, adopting at EU level IFRS 13, which aims to improve consistency and comparability in fair value measurement through the “fair value hierarchy”. IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied.

Specifically, IFRS 13:

–

defines the concept of fair value;

–

sets out a single framework of provisions for all fair value measurements;

–

introduces specific disclosure requirements to be provided concerning fair value measurement.

Despite the fact that many of the concepts in IFRS 13 are consistent with current practice, some aspects of the new standard have impacts on the Telecom Italia Group. The main impact is the result of the specifications concerning the measurement of default risk in determining the fair value of derivative contracts. This risk includes both the changes in the counterparty's credit rating and those of the Telecom Italia Group. Further details are provided in the Note “Supplementary disclosure on financial instruments”. The application of IFRS 13 had a positive effect on profit (loss) for the period and on equity attributable to owners of the Parent of 32 million euros in the first nine months of 2013.

The application of IFRS 13 had no impact on basic and diluted earnings per share, expressed in euro cents.

•

Improvements to the IFRS (2009-2011 cycle)

On March 27, 2013 Regulation EC no. 301-2013 was issued, applying several improvements to the IFRS for the period 2009 -2011, at EU level.

The improvements specifically concern the following aspects:

–

IAS 1 - clarifications concerning the presentation of comparative information;

–

IAS 16 - classification of spare parts and servicing equipment;

–

IAS 32 - net fiscal impact of distributions to holders of equity instruments;

–

IAS 34 - additional disclosure in interim reports concerning total sector assets and liabilities.

The adoption of these improvements had no impact on the measurement of the items in the condensed consolidated financial statements at September 30, 2013.

•

Transition Guidance: Amendments to IFRS 10, IFRS 11 and IFRS 12

On April 4, 2013 Regulation EC no. 313-2013 was issued, applying the Transition Guidance at EU level.

This document amends IFRS 10 (Consolidated financial statements) to clarify that an investor must retrospectively adjust the comparative period if the conclusions on consolidation are not the same according to IAS 27 / SIC 12 and IFRS 10 at the “initial application date”.

This document also amended IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities), providing relief for the presentation or amendment of comparative information for periods prior to the period defined as "immediately preceding”.

As permitted by said Regulation, the Telecom Italia Group decided to adopt said amendments starting with the half-year condensed consolidated financial statements at June 30, 2013; in any event, such adoption had no impact on the condensed consolidated financial statements at September 30, 2013.

New Standards and Interpretations not yet in force

•

Amendments to IAS 32 (Financial instruments: Presentation - Offsetting Financial Assets and Financial Liabilities)

In December 2012, several amendments by the IASB to IAS 32 (Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities) to clarify the application of several criteria for offsetting financial assets and liabilities were applied at EU level. The amendments to IAS 32 shall be adopted from January 1, 2014. It is expected that they will not have a significant effect on the consolidated financial statements of the Group.

It is also noted that, at September 30, 2013 the European Union has not yet endorsed the accounting standards/interpretations and amendments listed below, whose impact on the consolidated financial statements is being assessed by the Telecom Italia Group.

IASB/IFRIC Documents	Mandatory application starting from:
IFRS 9 (Financial Instruments)	January 1, 2015
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	January 1, 2014
IFRIC 21: Levies	January 1, 2014
Disclosures on the recoverable amount of non-financial assets (Amendments to IAS 36)	January 1, 2014
Novation of derivatives and continuation of hedge accounting (Amendments to IAS 39)	January 1, 2014

Note 3
Goodwill

Goodwill shows the following breakdown and changes during the first nine months of 2013:

(millions of euros)	12/31/2012	Increase	Decrease	Impairments	Exchange differences	9/30/2013

Domestic	30,630			(2,187)		28,443
Core Domestic	30,215			(2,187)		28,028
International Wholesale	415					415
Brazil	1,759				(184)	1,575
Argentina	−					−
Media	21					21
Other Operations	−					−
Total	32,410	−	−	(2,187)	(184)	30,039

The decrease of 2,371 million euros includes:

•

the goodwill impairment loss of 2,187 million euros for the Domestic Business Unit, due to the result of the impairment test conducted at June 30, 2013, implemented using the same method adopted in previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its recoverable amount at the same date;

•

negative exchange differences, totaling 184 million euros, relating to the goodwill of the Brazil Business Unit.

During the third quarter of 2013, there were no events, circumstances or variations in key variables such as to require updating of the impairment test. Readers are reminded moreover that in the first half of 2013 the Group performed a goodwill impairment test and the results of that test are reflected in the above-mentioned goodwill impairment loss allocated to the Core Domestic CGU.

In the third quarter of 2013, the negative difference between the stock market capitalization and equity did not constitute a new indicator that could prompt an impairment test. This was also the case for the other internal indicators, consisting of performance of the Telecom Italia Group's ordinary operations for the third quarter of 2013, substantially in line with the targets announced to the market and used as the basis for the impairment test at June 30, 2013.

The impairment test will be conducted for the annual financial statements at December 31, 2013, on the basis of the flows anticipated from the new 2014 - 2016 Industrial Plan and the information available from the market.

Note 4
Other intangible assets

Other intangible assets decreased 581 million euros compared to December 31, 2012.
Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	9/30/2013

Industrial patents and intellectual property rights	2,335	680	(1,007)		(1)	(98)	257	2,166
Concessions, licenses, trademarks and similar rights	3,170	185	(286)			(195)	1,147	4,021
of which Licenses with an indefinite useful life	378					(64)		314
Other intangible assets with a finite useful life	795	300	(370)			(89)		636
Work in progress and advance payments	1,627	303				(5)	(1,402)	523
Total	7,927	1,468	(1,663)	−	(1)	(387)	2	7,346

Additions in the first nine months of 2013 also include 226 million euros of internally generated assets (217 million euros in the first nine months of 2012).

The other net changes in the first nine months of 2013 include, among others, the effects of the change in consolidation scope due to the sale of La7 S.r.l. on April 30, 2013 (9 million euros) and of the MTV Group on September 12, 2013 (10 million euros).

Industrial patents and intellectual property rights at September 30, 2013 essentially consist of applications software purchased outright and user license rights acquired, and relate to Telecom Italia S.p.A. (1,280 million euros) and the Brazil Business Unit (856 million euros). The sale of La7 S.r.l. resulted in a reduction of 8 million euros, and the sale of the MTV Group resulted in a reduction of 9 million euros.

With regard to amortization, it is noted that, based on the recent evolution of the commercial offers of the Parent Telecom Italia, the useful life of the software applications developed to support those offers has been reduced from 3 to 2 years, with effect from January 1, 2013; this has resulted in higher amortization charges recognized in the first nine months of 2013 of 29 million euros.

Listed below are the estimated impacts on amortization for the subsequent periods, calculated based on the non-current assets at September 30, 2013:

•

higher charges of 6 million euros in the fourth quarter of 2013;

•

lower charges of 6 million euros in the year 2014;

•

lower charges of 23 million euros in the year 2015;

•

lower charges of 6 million euros in the year 2016.

Concessions, licenses, trademarks and similar rights at September 30, 2013 mainly refer to:

•

unamortized cost of telephone licenses and similar rights (2,432 million euros for Telecom Italia S.p.A., 570 million euros for the Brazil Business Unit and 13 million euros for the Argentina Business Unit);

•

the mobile telephony PCS licence, with an indefinite useful life, of the Argentina Business Unit (314 million euros);

•

Indefeasible Rights of Use -IRU (255 million euros) mainly relate to companies of the Telecom Italia Sparkle group (International Wholesale) and the access rights of the Brazil Business Unit (82 million euros);

•

TV frequencies of the Media Business Unit (104 million euros);

•

unamortized cost of the trademarks of the Argentina Business Unit (212 million euros).

Other intangible assets with a finite useful life at September 30, 2013 basically include:

•

303 million euros of customer relationships relating to the Argentina Business Unit, measured upon acquisition of control;

•

288 million euros of capitalized Subscriber Acquisition Costs (SAC) referring to a number of sales campaigns of Telecom Italia S.p.A. (216 million euros) and the Argentina Business Unit (72 million euros).

Work in progress and advance payments, show a decrease primarily due to the effect of the entry into force from January 1, 2013 of the user rights for the 800 and 2600 MHz LTE frequencies to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. during the year 2011; as a consequence, the related finance expenses have no longer been capitalized.

Note 5
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owend decreased 735 million euros compared to December 31, 2012. Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	9/30/2013

Land	232				(1)	(18)	1	214
Buildings (civil and industrial)	698	11	(52)		(1)	(50)	14	620
Plant and equipment	11,837	1,306	(1,797)		(10)	(410)	393	11,319
Manufacturing and distribution equipment	39	8	(11)				4	40
Other	677	103	(195)	(25)	(4)	(51)	105	610
Construction in progress and advance payments	982	536			(1)	(72)	(518)	927
Total	14,465	1,964	(2,055)	(25)	(17)	(601)	(1)	13,730

Additions in the first nine months of 2013 also include 184 million euros of internally generated assets (217 million euros in the first nine months of 2012).

Other changes mainly relate to entry into operation of assets of the Parent Telecom Italia, recognized at December 31, 2012 under Construction in progress.

Assets held under finance leases

Assets held under finance leases decreased 77 million euros compared to December 31, 2012. Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Depreciation	Other changes	9/30/2013

Buildings (civil and industrial)	972	16	(88)	6	906
Other	17		(7)		10
Construction in progress and advance payments	25	5		(9)	21
Total	1,014	21	(95)	(3)	937

Note 6
Equity

Equity is composed as follows:

(millions of euros)	9/30/2013	12/31/2012

Equity attributable to owners of the Parent	17,237	19,378
Equity attributable to Non-controlling interests	3,360	3,634
Total	20,597	23,012

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		9/30/2013		12/31/2012

Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		4,929		7,070
Reserve for available-for-sale financial assets	22		43
Reserve for cash flow hedges	(533)		(383)
Reserve for exchange differences on translating foreign operations	(46)		504
Reserve for remeasurements of employee defined benefit plans (IAS19)	155		154
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	−		(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	5,331		6,753
Total		17,237		19,378

On the basis of the resolution passed by the shareholders’ meeting held on April 17, 2013, the loss for the year 2012 shown in the financial statements of the Parent, Telecom Italia S.p.A., was covered by utilizing retained earnings. An amount of 452 million euros was drawn from retained earnings for the payment of extraordinary dividends, as follows:

•

0.020 euros for each ordinary share;

•

0.031 euros for each savings share;

gross of withholdings as established by law.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at September 30, 2013:

	Number of maximum shares issuable	Par value (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	204,151	112	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management)	n.a.	4,525	n.a.	n.a.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management)	n.a.	4,525	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management)	n.a.	2,806	-	-
“Long Term Incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,710	n.a.	n.a.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,710	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	3,267	-	-
Total additional capital increases not yet approved (ordinary shares)		904,655

(*) For capital increases connected to incentive plans this is the “total estimated value” including the possible paid-in capital.

Note 7
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		9/30/2013	12/31/2012

Financial payables (medium/long-term):
Bonds		22,194	23,956
Amounts due to banks		4,427	5,944
Other financial payables		463	460
		27,084	30,360
Finance lease liabilities (medium/long-term)		1,125	1,159
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,987	2,558
Non-hedging derivatives		13	13
Other liabilities		1	1
		2,001	2,572
Total non-current financial liabilities	(a)	30,210	34,091
Financial payables (short-term):
Bonds		3,976	3,593
Amounts due to banks		2,670	1,287
Other financial payables		405	684
		7,051	5,564
Finance lease liabilities (short-term)		194	219
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		444	350
Non-hedging derivatives		2	17
Other liabilities		-	-
		446	367
Total current financial liabilities	(b)	7,691	6,150
Financial liabilities directly associated with Discontinued operations/non-current assets held for sale	(c)	-	-
Total Financial liabilities (Gross financial debt)	(a+b+c)	37,901	40,241

Gross financial debt according to the original currency of the transaction is as follows:

	9/30/2013		12/31/2012
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	11,015	8,156	12,499	9,474
GBP	2,579	3,085	2,535	3,106
BRL	3,168	1,052	2,945	1,092
JPY	20,048	152	19,865	175
ARS	59	8	331	51
PYG	164,216	27	123,347	22
EURO		25,421		26,321
		37,901		40,241

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	9/30/2013	12/31/2012

Up to 2.5%	5,868	5,917
From 2.5% to 5%	5,376	6,222
From 5% to 7.5%	16,829	18,246
From 7.5% to 10%	5,671	4,977
Over 10%	464	505
Accruals/deferrals, MTM and derivatives	3,693	4,374
	37,901	40,241

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	9/30/2013	12/31/2012

Up to 2.5%	8,360	8,633
From 2.5% to 5%	9,684	8,121
From 5% to 7.5%	11,566	15,180
From 7.5% to 10%	3,948	3,229
Over 10%	650	704
Accruals/deferrals, MTM and derivatives	3,693	4,374
	37,901	40,241

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 9/30 of the year:
(millions of euros)	2014	2015	2016	2017	2018	After 2018	Total

Bonds	3,290	750	3,535	2,000	3,137	12,490	25,202
Loans and other financial liabilities	2,692	904	1,224	1,070	220	2,093	8,203
Finance lease liabilities	180	118	134	146	172	555	1,305
Total	6,162	1,772	4,893	3,216	3,529	15,138	34,710
Current financial liabilities	492	-	-	-	-	-	492
Total	6,654	1,772	4,893	3,216	3,529	15,138	35,202

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(millions of euros)	9/30/2013	12/31/2012

Non-current portion	22,194	23,956
Current portion	3,976	3,593
Total carrying amount	26,170	27,549
Fair value adjustment and measurement at amortized cost	(968)	(1,226)
Total nominal repayment amount	25,202	26,323

The nominal repayment amount totals 25,202 million euros, decreasing 1,121 million euros compared to December 31, 2012 (26,323 million euros) as a result of the new issues/repayments/buybacks during the first nine months of 2013.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 9/30/13 (%)	Market value at 9/30/13 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
EURO	284	284.1	7.875%	1/22/09	1/22/14	99.728	102.131	290
EURO	557	556.8	4.750%	5/19/06	5/19/14	99.156	102.148	569
EURO	750	750	4.625%	6/15/12	6/15/15	99.685	103.965	780
EURO	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	96.612	116
GBP	500	598.1	5.625%	6/29/05	12/29/15	99.878	104.461	625
EURO	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	104.673	1,047
EURO	850	850	8.250%	3/19/09	3/21/16	99.740	111.456	947
EURO	400	400	3 month Euribor + 0.79%	7/6/07	7/6/16	100	96.213	385
EURO	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	109.240	1,092
EURO	1,000	1,000	4.500%	9/20/12	20/9/17	99.693	101.185	1,012
GBP	750	897.1	7.375%	5/26/09	12/15/17	99.608	108.512	973
EURO	750	750	4.750%	5/25/11	5/25/18	99.889	100.955	757
EURO	750	750	6.125%	6/15/12	12/14/18	99.737	105.834	794
EURO	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	101.918	1,274
GBP	850	1,016.7	6.375%	6/24/04	6/24/19	98.850	102.528	1,042
EURO	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	94.697	947
EURO	1,000	1,000	4.875%	25/9/13	25/9/20	98.966	97.910	979
EURO	(**) 206	205.6	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	206
EURO	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	98.632	1,233
GBP	400	478.4	5.875%	5/19/06	5/19/23	99.622	92.744	444
EURO	670	670	5.250%	3/17/05	3/17/55	99.667	78.869	528
EURO	750	750	7.750%	20/3/13	20/3/73	99.499	99.842	749
Subtotal		16,576.8						16,789
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
JPY	20,000	151.8	3.550%	4/22/02	5/14/32	99.250	101.641	154
EURO	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	109,044	1,107
Subtotal		1,166.8						1,261
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,480.9	5.250%	10/29/03	11/15/13	99,742	100,466	1,488
USD	(***) 779.5	577.2	6.175%	6/18/09	6/18/14	100	102.933	594
USD	(***) 528.3	391.2	4.950%	10/6/04	9/30/14	99.651	103.036	403
USD	(***) 765.2	566.6	5.250%	9/28/05	10/1/15	99.370	105.021	595
USD	1,000	740.5	6.999%	6/4/08	6/4/18	100	109.787	813
USD	1,000	740.5	7.175%	6/18/09	6/18/19	100	110.244	816
USD	1,000	740.5	6.375%	10/29/03	11/15/33	99.558	85.837	636
USD	1,000	740.5	6.000%	10/6/04	9/30/34	99.081	82.934	614
USD	1,000	740.5	7.200%	7/18/06	7/18/36	99.440	93.404	692
USD	1,000	740.5	7.721%	6/4/08	6/4/38	100	96.193	712
Subtotal		7,458.7						7,363
Total		25,202						25,413

(*) Weighted average issue price for bonds issued with more than one tranche.

(**) Reserved for employees.

(***) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following tables list the changes in bonds during the first nine months of 2013:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073 (1)	EURO	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	EURO	1,000	9/25/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euros market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	EURO	678	1/24/2013
Telecom Italia S.p.A. 432 million euros at 6.750% (2)	EURO	432	3/21/2013
Telecom Italia S.p.A. 268 million euros, variable-rate (3)	EURO	268	7/19/2013

(1)

Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)

Net of buybacks by the Company for 218 million euros during 2011 and 2012.

(3)

Net of buybacks by the Company for 232 million euros during 2012.

Buybacks

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level the bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price

Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

The main components of financial liabilities are commented below.

Medium/long-term amounts due to banks of 4,427 million euros (5,944 million euros at December 31, 2012) decreased by 1,517 million euros following the classification of the Revolving Credit Facility maturing in August 2014 under current liabilities. Short-term amounts due to banks totaled 2,670 million euros, increasing 1,383 million euros (1,287 million euros at December 31, 2012). Short-term amounts due to banks included 2,454 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 463 million euros (460 million euros at December 31, 2012). They included 273 million euros of payables due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 153 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 405 million euros (684 million euros at December 31, 2012) decreasing 279 million euros (following the regular repayment by Telecom Italia Finance S.A. of debt certificates regulated by German law denominated “Schuldschein”), and included 125 million euros of the current portion of medium/long-term other financial payables, of which 106 million euros referring to the amount owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term finance lease liabilities total 1,125 million euros (1,159 million euros at December 31, 2012) and mainly refer to building sale and leaseback transactions. Short-term finance lease liabilities amounted to 194 million euros (219 million euros at December 31, 2012).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,987 million euros (2,558 million euros at December 31, 2012). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 444 million euros (350 million euros at December 31, 2012).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 13 million euros (13 million euros at December 31, 2012). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 2 million euros (17 million euros at December 31, 2012). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“Covenants”, “Negative pledges” and other contract clauses in effect at September 30, 2013

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), it is noted that following the downgrade of Telecom Italia to Baa3 by Moody’s on February 11, 2013, the EIB performed a review of all the outstanding contracts (which, at the time, came to a total nominal amount of 3,350 million euros). The parties agreed to slightly modify the contracts with reference to the clauses of asset disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Lastly a clause was added on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank. If Telecom Italia does not comply with the EIB's requests, the latter shall have the right to demand the immediate repayment of the amount disbursed. Note that, following the downgrade by Moody’s on October 8, 2013, the Company provided the contractually required notification and initiated the necessary discussions with the Bank.

With reference to the EIB loans not secured by bank guarantees for an amount of 1,458 million euros (out of a total of 2,970 million euros at September 30, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

“Inclusion clause” provided for in the 100 million euro loan of 5 August 2011 and the 300 million euro loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated bank lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories. Equivalent provisions in the event of change of control are included in the Forward Start Facilities signed on May 24, 2012 and March 25, 2013 for a total of 7 billion euros, which will enter into force in August 2014, the maturity date of the Multi Currency Revolving Credit Facility;

•

Revolving credit facility (200,000,000 euros). The agreement was entered into by Telecom Italia with UniCredit S.p.A. on December 20, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. Currently this facility is not being used;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros.

–

The contracts signed by Telecom Italia with the EIB, for an amount of 2.25 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, and provides for the repayment of the loan in 2016. Following the signing of a Waiver & Prepayment Agreement on March 6, 2013, the facility has a residual value of 55,164,000 Argentine pesos (equal to approximately 7 million euros). The loan is secured by an on-demand bank guarantee for an amount equal to the residual value of the facility, for which the collateral formerly pledged of (i) 15,533,834 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. class B preferred shares, has been released. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause that requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or lose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, as of September 30, 2013, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2013:

(billions of euros)	9/30/2013		12/31/2012
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

On May 24, 2012, Telecom Italia entered into an agreement for a Forward Start Facility of 4 billion euros, extending half the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On March 25, 2013, Telecom Italia signed a new agreement to extend the Revolving Credit Facility (RCF) expiring August 2014, which had already been extended in part in 2012, by an additional 3 billion euros. The extension was obtained through a Forward Start Facility of 3 billion euros which will come into effect in August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia Rating at September 30, 2013

At September 30, 2013, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR’S	BBB -	Negative
MOODY’S	Baa3	Under review for downgrade
FITCH RATINGS	BBB -	Negative

On October 7, 2013 Standard & Poor’s placed Telecom Italia's BBB- rating under observation for a possible future downgrade, while on October 8, 2013 Moody’s downgraded Telecom Italia's rating by 1 notch, to Ba1 (from Baa3) with a negative outlook.

Note 8
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at September 30, 2013 and December 31, 2012 calculated in accordance with the criteria set out in the Recommendation of ESMA (European Securities & Markets Authority) – the former CESR (Committee of European Securities Regulators) – of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		9/30/2013	12/31/2012

Non-current financial liabilities		30,210	34,091
Current financial liabilities		7,691	6,150
Financial liabilities relating to discontinued operations/non-current assets held for sale		-	-
Total Gross financial debt	(a)	37,901	40,241
Non-current financial assets (°)
Non-current financial receivables for lease contract		(75)	(110)
Non-current hedging derivatives		(1,200)	(2,291)
	(b)	(1,275)	(2,401)
Current financial assets
Securities other than investments		(1,297)	(754)
Financial receivables and other current financial assets		(576)	(502)
Cash and cash equivalents		(5,456)	(7,436)
Financial assets relating to discontinued operations/non-current assets held for sale		-	-
	(c)	(7,329)	(8,692)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	29,297	29,148
Non-current financial assets (°)
Securities other than investments		(20)	(22)
Other financial receivables and other non-current financial assets		(90)	(73)
	(e)	(110)	(95)
Net financial debt(*)	(f=d+e)	29,187	29,053
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(958)	(779)
Adjusted net financial debt	(f+g)	28,229	28,274

(°) At September 30, 2013 and at December 31, 2012, “Non-current financial assets” (b+e) amount to 1,385 million euros and 2,496 million euros, respectively.

(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions “.

Note 9
Supplementary disclosures on financial instruments

Measurement at fair value

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•

Level 1: quoted prices in active market;

•

Level 2: values estimated using observable market inputs;

•

Level 3: values estimated using inputs that are not based on observable market data.

Specifically, the fair value measurements of the level 2 financial instruments were made using standard market financial models (e.g. discounted cash flow model and Hull & White).

Furthermore, on December 11, 2012, Regulation EC no. 1255-2012 was issued, representing the adoption at EU level of IFRS 13, which aims to improve consistency and comparability in fair value measurement through the “fair value hierarchy”. IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied. However, IFRS 13 does not provide a method for calculating fair value that includes “non-performance risk”. Based on best market practice, Telecom Italia has developed an algorithm that includes i) exposure to risk, measured as the current exposure of riskless mark-to-market and assumed to be constant over the duration of the financial instrument, ii) Credit Default Swap (CDS) value of parts of the contract to represent their probability of default and iii) remaining period of exposure to the specific risk of the financial instrument, assumed to be equal to the duration of the financial instrument or, in the case of specific contractual conditions, the period until the nearest break clause.

At September 30, 2013, for the various classes of financial assets and liabilities classified as level 2, except for “Other investments”, the input data used in the above-mentioned algorithm were the interest rates, exchange rates and the CDS values interpolated for the various periods of reference, obtained from the main financial information agencies.

The assessment of the risk of default also takes into account any forms of risk mitigation, such as the entry into margin agreements involving the exchange of cash collateral.

The tables below provide some additional information on the financial instruments, including the table relating to fair value hierarchy level for each class of financial asset/liability at September 30, 2013.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortised Cost	FLAC
Hedging Derivatives	HD

Fair value hierarchy level for each class of financial asset/liability at 9/30/2013

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 9/30/2013	Level 1 (*)	Level 2 (*)	Level 3 (*)

ASSETS
Non-current financial assets
Other investments		AfS		44	3	11
Securities, financial receivables and other non-current financial assets
of which securities		AfS		20	20
of which hedging derivatives		HD		1,200		1,200
of which non-hedging derivatives		FAHfT		59		59
	(a)			1,323	23	1,270	-
Current financial assets
Securities
of which available-for-sale financial assets		AfS		1,294	1,294
Financial receivables and other current financial assets
of which hedging derivatives		HD		318		318
of which non-hedging derivatives		FAHfT		3		3
	(b)			1,615	1,294	321	-
Total	(a+b)			2,938	1,317	1,591	-
LIABILITIES
Non-current financial liabilities
of which hedging derivatives		HD	7)	1,987		1,987
of which non-hedging derivatives		FLHfT	7)	13		13
	(c)			2,000	-	2,000	-
Current financial liabilities
of which hedging derivatives		HD	7)	444		444
of which non-hedging derivatives		FLHfT	7)	2		2
	(d)			446	-	446	-
Total	(c+d)			2,446	-	2,446	-

(*)

Level 1: quoted prices in active markets.

Level 2: values estimated using observable market inputs.

Level 3: values estimated using inputs that are not based on observable market data.

Note 10
Contingent liabilities, other information

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at September 30, 2013 are described below.

The Telecom Italia Group has posted liabilities totalling 312 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) Significant disputes and pending legal action

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2012 Annual Report:

•

National tax disputes

•

International tax and regulatory disputes

•

Administrative offence charge pursuant to Legislative Decree 231/2001 for the Telecom Italia Security Affair.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In its judgement dated October 17, 2013, the Rome Court found the former managing director and two former employees of Telecom Italia Sparkle, among others, not guilty of the charges of transnational conspiracy for the purpose of tax evasion and the crime of false declaration by the use of invoices or other documents for non-existent transactions. A further 18 defendants were found guilty, with sentences of 20 months to 15 years. The Court reserved the right to submit the grounds for its ruling.

However, Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of transnational conspiracy with which the ex-employees are charged. While there has not yet been full disclosure of all the procedure documents, the not-guilty verdicts for the persons accused of committing the offence should also exclude the liability of the organisation.  However, new assessments of the provision already been made and/or already seized in the eventuality of a possible conviction of the Company may only be made when the grounds for the first degree court ruling are available; in this respect, in addition to the administrative fines and any interdiction, the profits of the crime would be confiscated, and in the formulation of the charge as currently known, would total approximately 72 million euros, a sum already guaranteed by bond and already set aside in the 2009 consolidated financial statements. Moreover, a seizure of 10 million euros for guarantees related to the proceedings is still pending.
So far as fiscal risk is concerned, after settlement of the Company's VAT liability in July 2010 by payment of 418 million euros, a possible claim of liability for direct taxation related to the applicability in the case in question of the rules disciplining the non-deductibility of the crime-related costs and/or costs for phantom transactions remained pending. Also on the basis of the uncertainties in interpretation manifested by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations, which were, moreover, considered of doubtful constitutionality (since the Constitutional Court limited itself to an interlocutory judgement), the company considered the related risk to be only a possibility in its 2010 and 2011 accounts. However, in December 2012 the Agenzia delle Entrate (Lazio Regional Revenue Agency) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of these fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. After in-depth investigation and assessment with its consultants, the Company decided to not agree to the settlement and filed defensive arguments. In light of the investigations carried out the Company believes that the risk is only possible, and therefore no provision has been made.

Investigation by the Public Prosecutor’s Office of Monza

After the service on Telecom Italia, in December 2012, of some reports of findings on direct taxation and VAT for the years 2007, 2008 and 2009 relating to some supply in leasing and/or sale of goods transactions by the Monza Guardia di Finanza, the Company has agreed upon the charges, paying a total of 3.4 million euros over the first six months of 2013.

Taking account of the potential risks linked to other transactions still being investigated, and considering the payment made so far, the provision made for liabilities remains at 7.8 million euros.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the present document and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

For the following disputes  no significant facts have emerged with respect to what was published in the 2012 Annual Report:

•

Antitrust Case I757

•

Dispute relative to "Adjustments on license fees" for the years 1994-1998

•

FASTWEB

•

TELEUNIT

•

POSTE

•

Elitel Telecom S.p.A. Group

•

Dispute concerning the license fees for 1998

•

TELETU

Antitrust Case A428

Closing the A428 case, on 10 May 2013, the Italian antitrust authority (AGCM) imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position.

Specifically, the Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic conditions that could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively.

Telecom Italia has appealed the decision before the Administrative Court (TAR) for Lazio, with an application for payment of the fine to be suspended, and has alleged, specifically: an infringement of its rights of defence, the circumstance that the organisational choices challenged by AGCM (and allegedly at the base of the abuse concerning the OLO provisioning processes) had been the subject of specific decision by the sector Authority (AGCom), the circumstance that the examination of the provisioning processes had shown better results for the OLOs than for the Telecom Italia retail department (hence there lacked any form of discrimination and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the alleged conduct was structurally unsuitable to reduce the margins of the OLOs. The Administrative Court for Lazio ordered that a December hearing date be set for hearing on the merits, without taking a position on the suspension application.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended to Telecom Italia the investigation started in March into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, after an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleges that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged the order opening the investigation before the Administrative Court (TAR) for Lazio, sustaining that the Antitrust Authority does not have competence in this matter. At the request of Telecom Italia, the Company has been called to a hearing before the Offices of the Authority.

Unless further extended, the proceedings are currently scheduled to conclude on March 27, 2014, and given that the procedure is at an early stage, it is not possible at present to provide forecasts regarding its outcome.

Vodafone

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified as an estimated sum of between 876,480,986.00 euros and 1,029,177,059.00 euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged ("margin squeezing") and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

The Company has already started activities aimed at rebutting the claims for damages in court. The first hearing is scheduled for the month of December 2013.

Federazione Anti Pirateria Audiovisiva (FAPAV) (The Italian Federation against the unlawful duplication of audivisual material)

An agreement has been reached between Telecom Italia, Fapav and Siae (which intervened in favour of Fapav) that settled the suit brought by Federazione Anti Pirateria Audiovisiva in the specialised intellectual and industrial property section of the Rome Court seeking compensation of 320 million euros for the presumed damages resulting from its non-prevention of the unlawful downloading of films by customers of the Company accessing certain websites. The agreement provided for both parties to renounce their claims on one another for damages and legal expenses, with no additional costs.

Wind

Without prejudice to the proceedings started with a writ issued in January 2012 for compensation of alleged damages (quantified as 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010, based on the recent antitrust decision A428, Wind started proceedings against the Company in June 2013 claiming compensation for the alleged damages (quantified as over 247 million euros, around 37 million of which for reputational damage) consequent on the refusal to activate 80,159 potential customers in the period July 2011 - October 2012. Telecom Italia will file an appearance contesting Wind’s claims.

Eutelia and Voiceplus

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the  matter to the Milan Court. The first hearing is scheduled for the month of February 2014.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

In June 2012 the Company was served with a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which those investigated included, amongst others, one subsequently suspended employee and three former employees of the Company. The alleged crimes were conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions”, in reference to an alleged system of carousel fraud carried out in 2007-2009 with the participation of employees of Italian and San Marino companies, relating to the sale of mobile telephony handsets and accessories between different companies operating in Italy and San Marino. The phenomenon was subject to audit and the  "Greenfield Project", the results of which were then made available to the investigating Judicial Authority of Bologna which, initially, was in charge of the investigations. In this regard, note that, as a result of what emerged from the Greenfield Project, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations had not been fully discharged. The documentation relating to this spontaneous regularisation activity was also sent to the Public Prosecutor's Office of Bologna which, in 2011, ordered the case to be dismissed.

In September 2013, the Public Prosecutor’s Office of Forlì filed a notice of the conclusion of the preliminary investigations of many subjects, including the three former employees of the Company and the employee currently suspended. The offences proceeded with are those already postulated in the previously cited search warrant and the respective target offences, as well as (for the subjects that were Company employees only) prevention of exercising the functions of the supervisory public authorities (Consob) in relation to a presumed alteration of market transparency.

Greece – DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (Delan), started against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) judicial proceedings for the compensation of damages, both precautionary and on the merits, before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while it condemned Wind Hellas to payment of damages to Carothers for an overall amount of approximately 85 million euros (including costs and accrued interests). The judgement has been entirely appealed by Wind Hellas, which subsequently formally renounced the proceedings against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings.

In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitration clause contained in the Stock Purchase Agreement executed in 2005, in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts. Following the first procedural hearing, in March 2013 Wind Hellas filed the Statement of Claim accompanied by the supporting documentation (including witness depositions and expert reports), in compliance with the procedural calendar.

In June 2013 Telecom Italia International filed its Statement of Defence and Counterclaim, including witness depositions, expert reports and further supporting documentation.

The discovery phase was concluded in September 2013. Wind Hellas also asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale. Finally, Telecom Italia has started extrajudicial proceedings against Wind Hellas for payment of the legal costs settled in the ruling of the Judge of the first instance in Greece (which had excluded Telecom Italia International from the proceedings started by Wind Hellas for the notice of joinder to Telecom Italia International as guarantor in the Carothers dispute), obtaining payment thereof.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its controlling company (“Alienaçao Fiduciaria”) into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares.  After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

In August, a management conference was held with the Arbitral Tribunal at which the calendar of the proceedings, the procedural rules and the terms of reference were discussed and defined. Again in August, the arbitration panel issued the Procedural Order  and in September the Terms of reference document was signed.

An incidental phase to determine if the conditions still exist for a precautionary measure issued by a San Paolo judge to be maintained by the Arbitration Board (contested by the Tim group) ended in the month of October. This measure prevents Tim Brasil from executing a guarantee on the aforementioned Tim Participações shares held by the Tim group in “Alienaçao Fiduciaria”.

Based on the decision of the Arbitral Tribunal, to preserve the status quo until the pending dispute has been resolved, the guarantee cannot be executed, and the shares remain in the custody of the Banco Bradesco.  The voting rights of the Shares will be frozen. Moreover, payments of future dividends must be made into an escrow account set up by the parties at a financial institution of acknowledged international value, until the final decision of the Arbitral Tribunal on the claims advanced by the Parties.

Brazil - JVCO Dispute

In the month of September 2013, Telecom Italia was also served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A.,  which asked for the control of Tim Participações S.A. (Tim Participações) by Telecom Italia and Telecom Italia International to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which to be determined during the proceedings. Notice of these proceedings had already been served to Telecom Italia International and Tim Brasil Serviços e Participações.

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity Group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement executed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the well known criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia. The request for arbitration did not provide any specific indication of the damages claimed or evidences to support the demand.

In August 2012, Telecom Italia and Telecom Italia International filed the answer, also bringing a claim for breach of the settlement agreement executed in 2005 in connection with the civil action filed by Daniel Dantas and certain Opportunity Group companies in the aforementioned criminal proceedings before the Court of Milan. The Opportunity Group filed its answer to the counterclaim for compensation for damages.

In August 2013 the Opportunity Group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts cited and indicating the sources of proof, also in relation to quantification of the damages.

Others - Telecom Argentina

On June 3, 2013, four trade union organisations issued proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds. At present it has not been possible to make an economic assessment of the potential impact deriving from the liabilities that the company might have to deal with as a result of this case. Moreover, at the current state of the proceedings, the management, supported by legal opinion, considers that the risk of losing the case, for the Company, is possible but not probable.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting  committed, according to the statement of charges, by fourteen employees of the  “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.  The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 natural persons and the Company itself to be committed for trial. During the preliminary hearing, the Company submitted an application to be joined as civil party in the criminal proceedings against all the accused parties for all the charges. In October 2013 Telecom was admitted as civil party to the proceedings.

* * *

Regarding the criminal proceedings for the offence of “Preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers, charged with communicating to AGCom a customer base deemed to have been altered by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, after transmission of the case papers from the Milan Court to the Rome Public Prosecutor's Office, due to the lack of territorial competence of the former, the process in the judicial offices of the Capital started in October.

Note 11
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012	1/1 - 9/30/ 2013	1/1 - 9/30/ 2012
Third-party revenues	12,014	13,337	5,272	5,575	2,847	2,798	108	158	148	156	-	37	−	−	20,389	22,061
Intragroup revenues	55	76	8	20	5	6	−	3	26	29	−	19	(94)	(153)	−	−
Revenues by operating segment	12,069	13,413	5,280	5,595	2,852	2,804	108	161	174	185	−	56	(94)	(153)	20,389	22,061
Other income	130	141	15	8	4	3	4	4	17	16	1	2	(3)	(5)	168	169
Total operating revenues and other income	12,199	13,554	5,295	5,603	2,856	2,807	112	165	191	201	1	58	(97)	(158)	20,557	22,230
Acquisition of goods and services	(4,250)	(4,739)	(3,321)	(3,405)	(1,320)	(1,294)	(87)	(139)	(180)	(190)	(6)	(49)	84	140	(9,080)	(9,676)
Employee benefits expenses	(2,016)	(2,103)	(263)	(257)	(436)	(421)	(24)	(48)	(29)	(54)	(1)	(20)	−	2	(2,769)	(2,901)
of which: accruals to employee severance indemnities	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Other operating expenses	(486)	(431)	(490)	(560)	(368)	(306)	(8)	(5)	(3)	(16)	(3)	(23)	(1)	2	(1,359)	(1,339)
of which: write-downs and expenses in connection with credit management and provision charges	(226)	(264)	(131)	(148)	(59)	(51)	(5)	(2)	(3)	(15)	−	(21)	−	1	(424)	(500)
Change in inventories	70	50	46	21	64	39	1	1	(7)	1	−	−	−	−	174	112
Internally generated assets	344	365	59	58	-	−	-	−	-	−	-	−	7	11	410	434
EBITDA	5,861	6,696	1,326	1,460	796	825	(6)	(26)	(28)	(58)	(9)	(34)	(7)	(3)	7,933	8,860
Depreciation and amortization	(2,646)	(2,694)	(723)	(779)	(420)	(448)	(26)	(46)	(4)	(3)	−	(12)	6	5	(3,813)	(3,977)
Gains (losses) on disposals of non-current assets	4	10	−	(1)	2	1	(97)	−	-	−	17	−	−	−	(74)	10
Impairment reversals (losses) on non-current assets	(2,187)	−	-	−	(25)	−	-	−	-	(3)	-	−	−	−	(2,212)	(3)
EBIT	1,032	4,012	603	680	353	378	(129)	(72)	(32)	(64)	8	(46)	(1)	2	1,834	4,890
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(4)	−	−	−	−	−	−	−	−	−	−	−	−	−	(4)
Other income (expenses) from investments															2	(2)
Finance income															1,687	1,475
Finance expenses															(3,148)	(2,875)
Profit (loss) before tax from continuing operations															375	3,484
Income tax expense															(980)	(1,221)
Profit (loss) from continuing operations															(605)	2,263
Profit (loss) from Discontinued operations/ Non-current assets held for sale															(6)	−
Profit (loss) for the period															(611)	2,263
Attributable to:
* Owners of the Parent															(902)	1,938
* Non-controlling interests															291	325

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012
Revenues from equipment sales - third party	442	476	853	667	318	261	−	−	147	154	−	−	−	−	1,760	1,558
Revenues from equipment sales - intragroup	−	1	−	−	−	−	−	−	20	25	−	−	(20)	(26)	−	−
Total revenues from equipment sales	442	477	853	667	318	261	−	−	167	179	−	−	(20)	(26)	1,760	1,558
Revenues from services - third party	11,590	12,850	4,419	4,908	2,529	2,537	108	158	1	2	−	37	−	−	18,647	20,492
Revenues from services - intragroup	55	75	8	20	5	6	−	3	6	4	−	19	(74)	(127)	−	−
Total revenues from services	11,645	12,925	4,427	4,928	2,534	2,543	108	161	7	6	−	56	(74)	(127)	18,647	20,492
Revenues on construction contracts - third party	(18)	11	−	−	−	−	−	−	−	−	−	−	−	−	(18)	11
Revenues on construction contracts - intragroup	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues on construction contracts	(18)	11	−		−	−	−	−	−	−	−	−	−	−	(18)	11
Total third-party revenues	12,014	13,337	5,272	5,575	2,847	2,798	108	158	148	156	−	37	−	−	20,389	22,061
Total intragroup revenues	55	76	8	20	5	6	−	3	26	29	−	19	(94)	(153)	−	−
Total revenues by operating segment	12,069	13,413	5,280	5,595	2,852	2,804	108	161	174	185	−	56	(94)	(153)	20,389	22,061

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012
Purchase of intangible assets	879	816	481	345	93	112	13	24	2	1	−	6	−	−	1,468	1,304
Purchase of tangible assets	1,143	1,166	511	621	324	271	6	16	1	1	−	1	−	−	1,985	2,076
Total capital expenditures	2,022	1,982	992	966	417	383	19	40	3	2	−	7	−	−	3,453	3,380

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated total
	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Headcount	52,903	53,224	11,796	11,622	16,654	16,803	84	735	724	778	20	22	82,181	83,184

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Non-current operating assets	44,756	47,487	6,161	6,653	2,472	2,967	213	241	21	22	6	9	(73)	(67)	53,556	57,312
Current operating assets	4,304	4,545	2,109	2,026	586	546	24	128	226	222	18	63	(59)	(88)	7,208	7,442
Total operating assets	49,060	52,032	8,270	8,679	3,058	3,513	237	369	247	244	24	72	(132)	(155)	60,764	64,754
Investments accounted for using the equity method	41	44	−	−	−	−	−	−	−	−	−	−	24	21	65	65
Discontinued operations /Non-current assets held for sale															−	−
Unallocated assets															9,747	12,736
Total assets															70,576	77,555
Total operating liabilities	7,932	9,238	2,184	2,693	1,137	1,092	40	166	159	217	16	35	(137)	(153)	11,331	13,288
Liabilities directly associated with discontinued operations/non-current assets held for sale															−	−
Unallocated liabilities															38,648	41,255
Equity															20,597	23,012
Total Equity and Liabilities															70,576	77,555

Following the merger of Saiat into Telecom Italia S.p.A., in 2012 the investment in Teleleasing has been included in the Domestic segment instead of Other operations.

b) Reporting by geographical area

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		1/1 - 9/30/2013	1/1 - 9/30/2012	1/1 - 9/30/2013	1/1 - 9/30/2012	9/30/2013	12/31/2012
Italy	(a)	12,055	13,452	11,352	12,553	44,568	47,328
Outside Italy	(b)	8,334	8,609	9,037	9,508	8,988	9,984
Total	(a+b)	20,389	22,061	20,389	22,061	53,556	57,312

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Note 12
Related party transactions

The following tables show the figures relating to transactions with related parties and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

With regard to transactions with related parties, on September 27, 2013, the threshold of greater importance of the equivalent-value ratio, set at 3.5% of the consolidated equity of Telecom Italia (threshold amounting to 716.73 million euros at June 30, 2013, the reporting date of the latest periodic accounting document published) was exceeded as a result of the execution of a series of sales of trade receivables with advances during 2013 to Mediofactoring S.p.A. and Centro Factoring S.p.A., both part of the Intesa Sanpaolo Group, which is a related party through Directors, Auditors and Key Managers. In light of the guidelines and recommendations set forth in Consob Communication DEM/100078683 of September 24, 2010, the sales of trade receivables with advances qualify as financial operations and, as such, in calculating their equivalent value the amount of the receivables sold is used, increased by the fees and interest paid to the assignee.

As a result of the exceeding of the threshold of greater importance, pursuant to Article 5 of Consob Regulation 17221/2010, on October 11, 2013 an information document was published, available on the company's website at http://www.telecomitalia.com/tit/it/about-us/general-archive.html.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system), which establishes procedures and time scales for verification and monitoring.

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2013 and 2012 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1/1 - 9/30/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	20,389	6	2	684	−		692		692	3.4
Acquisition of goods and services	9,080	5	17	473	−		495		495	5.5
Employee benefits expenses	2,769	−	−	10	62	16	88		88	3.2
Finance income	1,687	−	−	51	−		51		51	3.0
Finance expenses	3,148	12	−	60	−		72		72	2.3
(*) Other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1/1 - 9/30/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	22,061	27	1	747			775		775	3.5
Acquisition of goods and services	9,676	9	19	523			551		551	5.7
Employee benefits expenses	2,901	−	−	3	63	14	80		80	2.8
Finance income	1,475	−	−	35			35		35	2.4
Finance expenses	2,875	15	−	44	−		59		59	2.1
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statement of financial position at September 30, 2013 and at December 31, 2012 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 9/30/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
Net financial debt
Non-current financial assets	(1,385)	−	−	(138)	−	(138)		(138)	10,0
Securities other than investments (current assets)	(1,297)	−	−	(38)	−	(38)		(38)	2.9
Financial receivables and other current financial assets	(576)	−	−	(8)	−	(8)		(8)	1.4
Cash and cash equivalents	(5,456)	−	−	(95)	−	(95)		(95)	1.7
Discontinued operations/Non-current assets held for sale of a financial nature	−					−			−
Current financial assets	(7,329)	−	−	(141)	−	(141)		(141)	1.9
Non-current financial liabilities	30,210	74	−	147	−	221		221	0.7
Current financial liabilities	7,691	71	−	280	−	351		351	4.6
Total net financial debt	29,187	145	−	148	−	293		293	1.0
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	6,628	4	2	217	−	223		223	3.4
Miscellaneous payables and other non-current liabilities	843	−	−	2	−	2		2	0.2
Trade and miscellaneous payables and other current liabilities	8,827	9	25	172	23	229		229	2.6
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
Net financial debt
Non-current financial assets	(2,496)	−	−	(265)	−	(265)		(265)	10.6
Securities other than investments (current assets)	(754)	−	−	−	−	−		−	−
Financial receivables and other current financial assets	(502)	(2)	−	(10)	−	(12)		(12)	2.4
Cash and cash equivalents	(7,436)	−	−	(279)	−	(279)		(279)	3.8
Current financial assets	(8,692)	(2)	−	(289)	−	(291)		(291)	3.3
Non-current financial liabilities	34,091	109	−	367	−	476		476	1.4
Current financial liabilities	6,150	103	−	75	−	178		178	2.9
Total net financial debt	29,053	210	−	(112)	−	98		98	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,006	11	5	219	−	235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the first nine months of 2013 and 2012 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 1/1 - 9/30/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	3,453	1	93	8		102		102	3.0
Dividends paid	540			62	−	62		62	11.5
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 1/1 - 9/30/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
Purchase of intangible and tangible assets on an accrual basis	3,380	1	89	1		91		91	2.7
Dividends paid	1,027			139	−	139		139	13.5
(*) Other related parties through directors, statutory auditors and key managers.

Remuneration to key managers

In the first nine months of 2013, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounts to 15.7 million euros (13.7 million euros in the first nine months of 2012), detailed as follows:

(millions of euros)	1/1 - 9/30	1/1 - 9/30
	2013	2012
Short-term remuneration	9.1	10.5
Long-term remuneration	0.9	1.3
Employment termination benefit incentives	5.1	1.0
Share-based payments (*)	0.6	0.9
	15.7	13.7
(*) These refer to the fair value of the rights, accrued to September 30, under Telecom Italia S.p.A.'s share-based incentive plans (PSG, TOP 2008 and LTI 2011/2012).

Short-term remuneration is disbursed during the year it pertains to and, at the latest, within six months following the end of that period.

Long-term remuneration is paid when the related right becomes vested.

In the first nine months of 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 430,000 euros (469,000 euros at September 30, 2012).

In the first nine months of 2013, “Key Managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Andrea Mangoni (1)	South America General Manager
Rodrigo Modesto de Abreu (2)	Diretor Presidente TIM Participações
Simone Battiferri	Head of Business
Franco Bertone (3)	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis (4)	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto (5)	Head of Human Resources and Organization
Antonio Migliardi (6)	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

(1)

to April 30, 2013

(2)

from March 4, 2013

(3)

to February 26, 2013

(4)

from February 27, 2013

(5)

from September 1, 2013

(6)

to August 31, 2013

Note 13
Events subsequent to September 30, 2013

Telecom Italia’s rating

On October 7, 2013, Standard & Poor’s placed Telecom Italia's BBB- rating under observation for a possible future downgrade.

On October 8, 2013, Moody’s downgraded Telecom Italia's rating by 1 notch, to Ba1 (from Baa3) with a negative outlook.

The downgrading of one notch by Moody's to Ba1 on October 8, 2013, has a financial impact, equal to around 11 million euros in terms of greater annual finance expenses, in relation to bank loans that provide mechanisms for the automatic adjustment of the cost of borrowing to the rating level. In addition, with reference to the loans obtained from the European Investment Bank (for a total nominal amount of 2,950 million euros), following the downgrade by Moody’s on October 8, 2013, the Company provided the contractually required notification and initiated the necessary discussions with the Bank.

Finally, the impacts of the downgrade on future refinancings, the costs connected to them and the goodwill evaluation process cannot be estimated at present. The increased risk levels for our financial counterparts arising from a possible downgrade of Telecom Italia's credit rating may involve an increase in the costs connected to the management of the hedging derivatives Group portfolio, costs that also cannot be estimated at present.

2014-2016 Three-Year Industrial Plan

The Telecom Italia Board of Directors meeting of November 7, 2013 approved extraordinary transactions to strengthen the Company’s financial position in support of the 2014-2016 Three-Year Industrial Plan that sets out major objectives for the development of new infrastructures and innovative services, through requalified and increased investments, at a much faster rate than under the previous plan. The Plan also includes support measures to strengthen the financial position of the Group, including the issuance of mandatory convertible bonds for a maximum of 1.3 billion euros; the disposal of the stake in Telecom Argentina; and the valuation of the towers in Italy and Brazil and of the TI Media multiplexes.

The Group financial guidance in the 2014-2016 Plan, already taking account of the consolidation of the Argentina Business Unit, is as follows:

•

Revenues: CAGR (Compound Annual Growth Rate) 2013-16 stable

•

EBITDA: CAGR 2013-16 stable

•

Cumulative Capex 2014-16: less than 14 billion euros

•

Net Debt to Reported EBITDA ratio of 2.1 at 2016 (including equity strengthening of more than 1 billion euros).

Sofora - Telecom Argentina Group

On November 7, 2013, the Board of Directors of Telecom Italia S.p.A. examined the offer for the direct and indirect equity interest held by the Telecom Italia Group in the Sofora - Telecom Argentina Group and gave management authority to finalize the transaction at terms which management believes are in the best interest of the Company.

Issue of a mandatory convertible bond for a value of 1,300 million euros

On November 7, 2013 the Board of Directors of Telecom Italia S.p.A. announced the launch of an offer of up to 1,300 million euros of Fixed Rate Guaranteed Subordinated Equity-linked Mandatory Convertible Bonds, convertible into ordinary shares and savings shares, due November 2016, issued by Telecom Italia Finance S.A. (the “Issuer”), and guaranteed by Telecom Italia S.p.A. (the “Guarantor”).

The institutional bookbuilding period was started immediately and ended on November 8, 2013, for a total amount of 1,300 million euros, with mandatory conversion solely into ordinary shares (the “Ordinary Share Bonds”). In response to the demand encountered, Telecom Italia S.p.A. made use of the option to maximize the offer of Ordinary Share Bonds, in accordance with the demand generated by the market; no Savings Share Bonds will therefore be offered.

Telecom Italia S.p.A. will convene an Extraordinary General Meeting, to be held no later than the end of February 2014 (the “Shareholder Approval Specified Date”) to seek shareholders’ approval, pursuant to article 2441 of the Italian Civil Code, in respect of the increase in share capital of Telecom Italia S.p.A. and disapplication of preferential subscription rights to enable the issue of ordinary shares on conversion of the Ordinary Share Bonds and the removal of the par values of the ordinary shares of Telecom Italia S.p.A. (the “Shareholder Resolutions”). Following this approval, Telecom Italia Finance S.A. will satisfy the conditions of the exercise of the conversion rights by delivering ordinary shares of Telecom Italia S.p.A..

If the Shareholder Resolutions are not approved by the Shareholder Approval Specified Date, Telecom Italia Finance S.A. may reimburse all, but not part of the Convertible Bonds, at

(i)

102% of the principal amount of the Ordinary Share Bonds, together with accrued interest and any arrears interest, plus

(ii)

if the current conversion value of the Ordinary Share Bonds being redeemed exceeds their initial conversion value, an amount equal to 85% of the amount determined by subtracting the initial conversion value of the Ordinary Share Bonds from their current conversion value.

The Ordinary Share Bonds will be subject to mandatory conversion into ordinary shares of Telecom Italia S.p.A. at maturity, except for cases of early conversion requested by the bondholders or by Telecom Italia Finance S.A. or in the case of special events, as provided for in the terms of the Ordinary Share Bonds.

The offering of November 8, 2013 was made to institutional investors only, outside the United States (apart from certain exceptions), Australia, Canada and Japan.

The Ordinary Share Bonds were set at an initial maximum conversion price of 0.8331 euros. This corresponds to 122.5% of the minimum conversion price of the Ordinary Share Bonds set at 0.6801 euros, equal to the average weighted price for the volume of ordinary shares over the time period between the opening and closing of trading on the Italian Stock exchange on November 8, 2013.

The Ordinary Share Bonds, due November 2016 (3 years), have been issued for a principal amount of 100,000 euro and will pay an annual fixed coupon of 6.125%.

Settlement of the Ordinary Share Bonds is due on November 15, 2013.

The proceeds from the issue of Ordinary Share Bonds will be used for the pursuit of the general corporate objectives of Telecom Italia Finance S.A. and will not be able to be used to provided loans or guarantees in favor of Telecom Italia S.p.A..

An application will be made to admit the Ordinary Share Bonds to trading on an internationally recognized, regularly operating, regulated or non-regulated, stock exchange, as identified by Telecom Italia Finance S.A., no later than March 15, 2014.

AUDITORS' REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the shareholders of
Telecom Italia SpA

1 We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the nine-month period ended 30 September 2013, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and related explanatory notes. Telecom Italia SpA directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the accounting policies defined in the Note 2 "Accounting policies" to the condensed consolidated interim financial statement. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Telecom Italia Group as of and for the nine-month period ended 30 September 2013 have not been prepared, in all material respects, in accordance with the accounting policies defined in the Note 2 "Accounting policies" to the condensed consolidated interim financial statement.

Milan, 14 November 2013

PricewaterhouseCoopers SpA
Signed by

Paolo Caccini
(Partner)

This report has been translated into the English solely for the convenience of international readers.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 095753231 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at September 30, 2013 of the Telecom Italia Group corresponds to the Company's documents, accounting records and entries.

The Manager Responsible for Preparing

the Company's Financial Reports

Piergiorgio Peluso

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 21th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager